82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02026452

REGISTRANT'S NAME: Tusk Energy Inc.

*CURRENT ADDRESS: ______________________

**FORMER NAME: ______________________

**NEW ADDRESS: ______________________

FILE NO. 82- 3297

FISCAL YEAR 12-31-00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 2/8/02

TUSK ENERGY INC.



2000 Annual Report

Corporate Profile

TUSK Energy Inc. is a public company engaged in the exploration for, development and production of oil and gas in Western Canada. The common shares of the Company trade on The Toronto Stock Exchange (Symbol: TKE). TUSK is a reporting issuer in the provinces of Ontario, Saskatchewan, Alberta and British Columbia.

The major assets of the Company are its interests at Saddle Lake and Whitefish Lake, Alberta (natural gas exploration/development and production), Meekwap, Alberta (light oil and natural gas production and development), Strachan, Alberta (natural gas exploration/development and production) and Silverdale and Epping, Saskatchewan (heavy oil development). The Company also has light oil production at various Alberta locations (Progress, Spirit River, Leduc and Willesden Green) and gas production at Gilby, Lacombe and Carvel. The exploration programs of the Company concentrate on natural gas prospects. TUSK is currently operating more than 75% of its production and most of its exploration prospects.

Stockholder Information

As of December 31, 2000 the number of common shares outstanding was 14,599,430. The Annual Meeting of TUSK Energy Inc. will be held at 2:00 p.m. Calgary time on Tuesday, May 29, 2001 at The 400 Club, 710 - 4th Avenue S.W., Calgary, Alberta.

Contents

Abbreviation Table

Bbls	barrels of oil
Bopd	barrels of oil per day
Bpd	barrels per day
BOE	barrels of oil equivalent
Boepd	barrels of oil equivalent per day
Mbbls	thousands of barrels
MBOE	thousands of barrels of oil equivalent
Mcf	thousand cubic feet
Mcfd	thousand cubic feet per day
MMcf	million cubic feet
MMcfd	million cubic feet per day
Mstb	thousand stock tank barrels
NGL's	natural gas liquids

1 barrel of oil = 0.15891 cubic metres
1 Mcf of gas = 28.17399 cubic metres
1 barrel of oil equivalent = 10 Mcf gas

To reflect industry trends with regard to the reporting of barrels of oil equivalent two cases are presented in this report. These are 10 Mcf = 1 BOE and 6 Mcf = 1 BOE. If not otherwise indicated, the conversion used is 6 Mcf = 1 BOE



Highlights

Financial	Quarter Ended December 31 2000	Year Ended December 31 2000	Year Ended December 31 1999	Year Ended Percentage Change
Revenue (Net of Royalties)	$ 2,078,932	$ 6,805,788	$ 5,086,350	34%
Net Income	$ 287,204	$ 908,592	$ 990,406	(8%)
Per Share	$ 0.02	$ 0.06	$ 0.08	(25%)
Cash Flow From Operations	$ 1,197,404	$ 3,544,892	$ 2,418,606	47%
Per Share	$ 0.08	$ 0.25	$ 0.20	25%
Working Capital (Deficiency)		$ (2,223,265)	$ (44,859)	–
Total Assets		$ 33,062,958	$ 17,199,428	92%
Long-Term Debt		$ 4,350,000	$ 3,900,000	12%
Weighted Average Common Shares		14,225,941	11,959,976	19%
Net Debt to Cash Flow Ratio	1.15	1.62	1.63	0%

Operating

Production				
Oil & NGL's (bpd)	511	475	562	(15%)
Gas (Mcfd)	1,700	1,417	1,036	37%
Boepd (10:1)	688	616	666	(8%)
Boepd (6:1)	806	711	735	(3%)
Reserves (proven plus 50% probable)				
Oil & NGL's (Mbbls)		2,204	2,967	(26%)
Gas (MMcf)		14,448	14,645	(1%)
BOE (10:1)		3,649	4,432	(18%)
BOE (6:1)		4,612	5,408	(15%)
Land Holdings (Canada)				
Gross Acres		224,985	128,521	75%
Net Acres		85,540	43,845	95%



Message to Shareholders

The year 2000 marked a watershed for TUSK. TUSK laid a foundation for future growth by substantially increasing our undeveloped land position and rationalizing existing assets. Fueled by expansion of our drilling efforts, discoveries of new oil and gas reserves and commodity prices annualized cash flow per share grew from $0.18 in the second quarter to $0.25 in Q3 and $0.32 in Q4. The momentum has continued into 2001 with the impact of our Q4 drilling program coming in the second quarter of 2001 as new gas wells start production.

Achievements during 2000 include the following:

- drilled 21 wells – more than double the previous year;
- drilling success rate of more than 70% on a net basis (100% on First Nations lands);
- acquired Auburn Energy to gain access to 105 sections of First Nations lands for exploration and development;
- expanded exploration group;
- negotiated the sale of a part of the Meekwap property;
- consistent growth in cash flow and asset per share;
- exited 2000 fiscal year with strong balance sheet.

Our growth strategy, which emphasized gas exploration, risk reduction and acquisitions, has been effective. The joint venture on the Saddle Lake and Whitefish Lake First Nations has led to successful gas exploration, highlighting the gas emphasis of the Company. The gas reservoirs on the joint venture lands occur at shallow depths and require relatively minimal expenditures for exploration and development. During 2001 TUSK will continue to focus on balance and diversification in an effort to provide the best return for the shareholders while keeping both exploration/development and financial risk exposure at acceptable levels.

Growth is occurring through the shift towards properties with less financial and drilling risk, the increase in our natural gas exposure and the large amounts of exploration and development lands acquired under our First Nations ventures. While this document reports on the financial and operating results for the 2000 fiscal year, considerable space is devoted to discussion of our First Nations projects, and their potential impact.

Balance & Diversification

The Auburn acquisition of May 2000 has yielded a significant return for TUSK. After investment of $5.2 million in cash and shares for the purchase and $0.95 million in capital expenditures to year-end, TUSK has an asset worth approximately $10.4 million. Acquisitions continue to be an important element of our growth strategy.

The First Nations joint ventures have been very successful. The first of these is with Keyano Pimee Exploration Company Ltd. (wholly-owned by the Saddle Lake and Whitefish Lake First Nations). TUSK/Keyano drilled four wells and re-completed another in 2000. Our success rate has been 100%. Drilling on our second joint venture, with the Alexis First Nation, will commence in 2001.



Reflecting the success of our First Nations ventures, TUSK made a bid on March 30 to acquire all of the shares of Spirit Energy Ltd., a private Alberta company. Spirit is a partner with TUSK in all three First Nations. The acquisition, expected to close in late April, increases the interests of TUSK at Saddle Lake, Whitefish Lake and Alexis by 25%.

Key objectives during 2000 were met. A record number of wells were drilled and our cash flow per share increased steadily. During 2001, we will continue with an active drilling program concentrating on low to medium risk gas prospects.

Issuer bid – TUSK purchased for cancellation 1,400,000 common shares in the 2000 fiscal year and has purchased another 691,500 common shares during the first quarter of 2001. As of the end of Q1 – 2001 the Company has 13,907,930 common shares outstanding.

The commitment of management to the future of TUSK was demonstrated during Q2 – 2000 when the management and directors purchased 1,125,000 common shares in a market trade at $0.85 per common share. The success of the past year would not have been possible without the commitment of our employees, the leadership of our management team and the guidance provided by our directors. The contributions of all of them are appreciated.

Consistent Growth in Cash Flow Per Share

A solid foundation for future growth has been established in 2000 through the acquisition of Auburn, the signing of a joint venture arrangement with the Alexis First Nation and the sale of a portion of our Meekwap property effective as of the year-end. TUSK has prospective lands to exploit and the financial ability to develop them.

The effectiveness of this strategy will become apparent in the second and third quarters of 2001, when the full impact of our 2000 and first quarter of 2001 drilling on the Saddle Lake First Nation will become apparent. In fact, our first quarter 2001 production will be negatively impacted by the year end sale of a part of our Meekwap interest and normal declines as TUSK awaits the completion of production facilities at Saddle Lake. However, TUSK expects, beginning in the second quarter, to demonstrate consistent growth in production as it continues to develop its First Nations permits and its inventory of exploratory prospects elsewhere in Alberta.

Norman W. Holton
President and Chief Executive Officer
April 9, 2001



Highlights

- acquired Auburn Energy and its joint venture with Saddle Lake and Whitefish Lake First Nations;
- drilled four gas discoveries at Saddle Lake;
- arranged joint venture with Alexis First Nation;
- developed heavy oil production at Silverdale, Saskatchewan;
- sold shut-in gas wells and interest in exploration play in northeastern British Columbia for profit;
- arranged sale of a portion of the Meekwap property.

Exploration & Land

During the year TUSK participated in the drilling of a total of 21 wells, resulting in 6 gross oil (1.85 net), 7 gross gas (2.31 net), 1 gross (0.50 net) service well and 7 gross dry holes (1.69 net) as shown below. Nine of the wells were operated by TUSK or its wholly-owned subsidiary Auburn Energy Ltd.

Property	Operator	Interest (%)	Result
Dawson	TUSK	50	dry
Saddle Lake	Auburn	40	gas
Silverdale	3rd party	50	oil
Silverdale	3rd party	50	oil
Spirit River	3rd party	1	dry
Ranfurly	3rd party	GORR	dry
Cyn-Pem	3rd party	GORR	dry
Strachan	3rd Party	33	gas
Meekwap	TUSK	16	dry
Meekwap East	TUSK	33	oil
Saddle Lake	Auburn	40	gas
Saddle Lake	Auburn	40	gas
Saddle Lake	Auburn	40	gas
Spirit River	3rd party	GORR	oil
Forty Mile	TUSK	37	gas
Silverdale	3rd party	50	oil
Silverdale	3rd party	50	service
Spirit River	3rd party	1	dry
Lacombe	TUSK	100	dry
Spirit River	3rd party	1	oil
Cremona	3rd party	GORR	gas

Prospects are Weighted to Natural Gas



TUSK Operation Areas



Meekwap
Whitefish Lake
First Nation
Alexis
First Nation
Saddle Lake
First Nation
Edmonton
Carvel
Silverdale
Epping
Strachan
Calgary

○ Exploration
○ Production

2000 Net Acreage



Developed – 15%
Undeveloped – 85%

Undeveloped Land
(net acres)



80000
70000
60000
50000
40000
30000
20000
10000
0
95
96
97
98
99
00
73,140



Property Review

Saddle Lake First Nation & Whitefish Lake First Nation, Alberta

Saddle Lake and Whitefish Lake will become the most significant property for TUSK. Production from these areas represented an average of 14% of total corporate production during the year and increased to 21% of our production at year-end. This trend is expected to continue.

The Saddle Lake and Whitefish Lake properties are located approximately 130 kilometres (80 miles) to the northeast of the City of Edmonton near the Town of St. Paul. As of the end of the fiscal year, the Company has a 40% working interest in 10 producing gas wells and three shut-in gas wells. The shut-in wells were drilled or re-completed in the fourth quarter of 2000 will be tied-in prior to the end of April. The lands are contained in three permits (59,520 gross acres, 23,800 net acres).

History: TUSK acquired Auburn Energy Ltd. and its joint venture arrangement with the Saddle Lake and Whitefish Lake First Nations, which included interests in seven producing gas wells, in May 2000. All of these wells were drilled and/or re-completed through a joint venture arrangement with Keyano Pimee Exploration Company Ltd., a private company wholly-owned by the Saddle Lake and Whitefish Lake First Nations.

Activities During 2001: Three additional gas wells, two at Saddle Lake and one at Whitefish Lake were drilled in February. The Saddle Lake wells will be tied-in during the second quarter and the Whitefish Lake well will be tied-in later in the year. A seismic survey, shot at Whitefish Lake during the first quarter, will be evaluated in April 2001. A compressor is currently being installed at Saddle Lake which will allow all of the Saddle Lake wells drilled over the past year to be tied-in to a Company operated facility without third party restrictions on levels of production. In late March, TUSK moved to increase its interests at Saddle Lake and Whitefish Lake by bidding to takeover a private company.

Production: Net production to TUSK, from the Saddle Lake properties, averaged 620 Mcfd during 2000. December average production was 1,064 Mcfd net. Wells drilled during the fourth quarter 2000 and first quarter 2001 will be tied-in by the end of the second quarter. Much of the natural gas produced at Saddle Lake will flow through a compressor to be operational approximately April 20, 2001. Two Nova lines run through the Saddle Lake First Nation providing ready access to markets for Saddle Lake gas.

Saddle Lake: Approximately 60% of the sections surrounding Saddle Lake have gas wells on them. We anticipate that the joint venture lands will contain a similar proportion of gas wells. There are 14 wells on the joint venture lands at Saddle Lake either producing gas or being tied-in by the end of the second quarter. Drilling and re-completion efforts at Saddle Lake have been very successful. The joint venture lands at Saddle Lake include more than 40 sections which have not been evaluated as of the present time. Review of seismic, both purchased and shot by the Company, indicates a number of additional drilling locations. Additional shooting is anticipated later in 2001.



Whitefish Lake: The Company currently has two wells capable of gas production at Whitefish. Seismic and drilling will commence in the first quarter of 2001.

Outlook: The Saddle Lake and Whitefish Lake First Nations provide a substantial amount of acreage with numerous opportunities for low risk drilling. The multiple natural gas targets occur at relatively shallow depths of 750 metres or less. Up to 15 wells may be drilled on these properties during 2001 with a similar amount planned for the following year. The Company's ongoing program here has already led to an effective doubling of the gas reserves since the property was acquired during the second quarter of 2000.

Alexis First Nation, Alberta

The Alexis First Nation is located approximately 36 miles to the northwest of the City of Edmonton near Glenevis, Alberta. The Company has a 30% interest (to increase to 37.5% when the Spirit acquisition is completed) in a 25 section permit granted under a joint venture arrangement with Alexis Oil & Gas Corp. ("Alexis"), a private company wholly-owned by the Alexis First Nation. Keyano Pimee Exploration Company Ltd. (12.5%) participates with the Company as an industry partner.

History: The joint venture agreement with Alexis was signed in June 2000. Under the terms of the joint venture, the Company was required to drill an initial well prior to May 2001. No wells were drilled during 2000.

Activities During 2000: Geological analysis was completed during the third quarter and prior to the end of the year the Company conducted a seismic survey on the property, evaluated it and determined a location for the initial earning well.

Activities During 2001: The initial earning well will be drilled in April. In late March, TUSK moved to increase its interests at Alexis by bidding to takeover a private company.

Outlook: Assuming that the initial well yields a favourable result, additional drilling is anticipated for later in 2001.

Meekwap, Alberta

The Meekwap property represented 55% of TUSK's gross production during the 2000 fiscal year. The Company's interests included, during 2000, a 16.9% working interest in the Meekwap D-2A Unit and various interests in 8,320 gross acres (13 sections) of surrounding lands. In January 2001 the Company closed the sale of a portion of its interests at Meekwap reducing its Unit ownership to 10% and its stake in the adjacent lands by 50% as of December 31, 2000. Effective March 1, 2001 TUSK ceased being the operator of these properties.

Activities During 2000: TUSK drilled two wells in the Meekwap area. The first (33% net), drilled to the east of the Unit during the third quarter, has been cased as a potential oilwell. The second (16% net) was drilled in the Unit in the fourth quarter and was abandoned. Note that these working interests have now been decreased as a consequence of the sale referenced above.

Activities During 2001: A Unit infill well has been approved for drilling and is expected to be drilled during the second quarter of 2001.



Strachan, Alberta

The Strachan property is located in west-central Alberta approximately 145 kilometres northwest of the City of Calgary. TUSK owns working interests of 25% to 60% in a total of 28 contiguous sections or 17,280 gross acres (5,648 net). Average working interest in the lands is more than 31%.

Activities During 2000: Production from the Slave Point reservoir in the 2-22 well averaged 338 MMcfd of raw gas (184 MMcfd of sales gas) during the year. TUSK has a 10% before payout and a 30% after payout interest in the well. Production was interrupted frequently during the year due to repairs to a casing leak. This problem now appears to be resolved. The Slave Point produces from a depth of 4,300 metres.

A well (3,100 metres) was drilled during the fourth quarter at 12-23 (TUSK 33% net) to evaluate the potential of some of the shallower horizons. While the well tested minor amounts of gas from two zones it has been disappointing. It may be tied-in during the third quarter of 2001 if gas prices stay high.

Activities During 2001: All of the Company's 41 square kilometres of 3-D seismic coverage over these lands has been re-evaluated and a number of possible drilling targets have been identified. Discussions will occur shortly with the partner group to determine a course of action. A minor workover of the 2-22 well in February 2001 has led to a production increase to approximately 2,800 MMcfd of raw gas.

Outlook: The discovery of deep gas at Strachan is very encouraging and the consistent level of production from the 2-22 well suggests the possibility of significant areal extent for the reservoir.

Seismic interpretation looks encouraging but further development of the prospect will be expensive. Accordingly, a portion of the TUSK interest will likely be farmed out prior to additional drilling in this area.

Production Summary



- Medium/Heavy Oil – 5.9%
- Light Oil – 54.6%
- Gas – 39.5%

Silverdale/Saskatchewan

TUSK owns a 50% working interest in 160 acres of land in this area approximately five miles south of the City of Lloydminster. The first well on this prospect was an oil discovery drilled in December 1999.

Activities During 2000: The initial discovery was put on production in February 2000. A 3-D seismic survey, shot during the second quarter, helped to define additional drilling locations. Two development wells, both oil discoveries, were drilled in July and two more wells (one oil and one cased as a service well) were drilled in November.

Production: Production during the year averaged 53 Bopd gross (26 Bopd net). As of the end of the year the production rate, with four wells producing, was 64 Bopd gross (32 Bopd net).

Outlook: Potential exists for several additional locations based upon 3-D seismic. A decision on further drilling will be made later in 2001.

Production



- Saddle Lake – 13.9%
- Meekwap – 55.4%
- Carvel – 3.9%
- Willesden Green – 3.1%
- Strachan – 7.6%
- Gilby – 2.8%
- Other – 13.3%



Epping, Saskatchewan

TUSK owns a 50% working interest in 600 acres of land in this area approximately 21 miles south of the City of Lloydminster. The only well drilled to date was drilled in the fourth quarter of 1999 and placed on production in February 2000. Additional drilling is expected during the latter part of 2001 once seismic has been reviewed and production streamlined.

Other Properties

During the year, TUSK drilled a 100% shallow gas discovery at Lacombe. The well currently produces 180 Mcfd. During the fourth quarter the Company drilled a gas discovery (37% net) at Forty-Mile Coulee, in southern Alberta. Production alternatives are currently being evaluated.

The exploration activities of the Company are focused in Alberta, primarily on natural gas prospects at medium to shallow depths. The Company participated in 10 wells in 1999 and 21 in 2000. This growth trend is expected to continue during 2001 with a participation target of 40 wells.

Production

Virtually all of the Company's production comes from five areas in Alberta with over 55% of total production being derived from the Meekwap Unit and Meekwap East Flank lands. The most significant growth area for TUSK was Saddle Lake increased from zero to 14% of our BOE production (10:1) (19% @ 6:1) at the end of the fiscal year. The Company owns interests in one minor oil producing property in Saskatchewan and two heavy oil properties at Silverdale and Epping in Saskatchewan which were put on production in February 2000. Gas production, which represented 39.5% of total BOE production, is primarily from Saddle Lake with lesser amounts from Carvel, Strachan and Meekwap.

Production has grown steadily over the past several years as shown by the production graph. Average production for the year was 511 Bopd and 1,770 Mcfd (711 Boepd), a 3% decrease over the production levels of 1999 with a 37% increase in gas production.

Average Daily Production
(Boepd @ 6:1)


800
700
600
500
400
300
200
100
0
711
94
95
96
97
98
99
00

Reserves and Future Net Revenue

TUSK's reserves were evaluated at January 1, 2001 by Chapman Petroleum Engineering Ltd. an independent reservoir engineering firm.

Crude oil and NGL reserves decreased 26% from 2,967 Mbbls to 2,204 Mbbls and natural gas reserves decreased 1% from 14,645 MMcf to 14,448 MMcf. Reserve decreases reflect the sale of shut-in gas reserves in northeast British Columbia effective January 1, 2000 and the sale of various interests at Meekwap effective December 31, 2000. Offsetting these sales was the discovery of 3,333 MMcf of gas, mainly at Saddle Lake, Strachan and Forty-Mile Coulee. These reserves are gross proven and probable reserves (risked at 50%), net of production and revisions to prior years estimates.

The present worth value before income taxes of the proven plus probable reserves (risked at 50%) at 15% discount factor is $40,175,000.

These values were based on escalated price and cost assumptions as estimated by Chapman Petroleum Engineering Ltd.

Reserves Value
(Proven + 50% Probable)



- Meekwap – 40.2%
- Strachan – 20.9%
- Saddle Lake – 15.9%
- Silverdale – 3.8%
- Howard/Hartaven – 4.5%
- ARTC – 5.6%
- Other – 9.1%



Gas Reserves
Proved & 50% Risked Probables
(MMcf)



15000
12000
9000
6000
3000
0
94 95 96 97 98 99 00
14,448

Oil Reserves
Proved & 50% Risked Probables
(Mstb)



3000
2500
2000
1500
1000
500
0
94 95 96 97 98 99 00
2,063

Estimates Reserves of Crude Oil and Natural Gas based on Escalated Pricing and Cost Assumptions at January 1, 2001

	Crude Oil & NGL's (Mbbls)		Natural Gas (MMcf)	
	Gross	Net	Gross	Net
Proved Developed Producing	849	672	4,115	3,192
Proved Developed Non-Producing	110	87	3,435	2,545
Proven Undeveloped	733	566	1,159	968
Total Proven	1,692	1,325	8,709	6,705
Probable (risked at 50%)	512	355	5,739	3,881
Total Established Reserves	**2,204**	**1,680**	**14,448**	**10,586**

Gross reserves are the Company's share of reserves and net reserves are gross reserves after deduction for crown, freehold and other royalties.

Discounted Value of Estimated Future Net Revenue before Income Taxes based on Escalated Price and Cost Assumptions at January 1, 2001

	Undiscounted	Discounted at 10%	Discounted at 15%	Discounted at 20%
Proven Developed Producing	$ 27,676	$ 18,417	$ 15,892	$ 14,044
Proven Developed Non-Producing	12,197	6,916	5,178	4,889
Proven Undeveloped	16,002	10,757	9,126	7,870
Total Proven	55,875	36,090	30,736	26,803
Probable (50%)	22,107	11,870	9,439	7,752
Total Established Reserves	**$ 77,982**	**$ 47,960**	**$ 40,175**	**$ 34,555**



Reserve Reconciliation (Before Royalties)

The following table provides the changes in TUSK's gross reserves based on escalated price and cost assumptions since January 1, 2000.

	Proven			Proven and 50% of Probables		
	Crude Oil & NGL's (Mbbls)	Natural Gas (MMcf)	MBOE (6:1)	Crude Oil & NGL's (Mbbls) (6:1)	Natural Gas (MMcf)	MBOE
January 1, 2000	2,448.0	7,491.0	3,696.5	2,967.0	14,645.0	5,407.8
Production	(173.4)	(517.3)	(259.6)	(173.4)	(517.3)	(259.6)
Discoveries	–	3,333.0	555.5	–	3,373.5	562.3
Purchases	222.4	1,891.3	537.6	259.4	1,948.8	584.2
Divestitures	(808.7)	(1,941.5)	(1,132.3)	(861.5)	(1,965.8)	(1,189.1)
Adjustments	3.7	(1,547.5)	(254.2)	12	(3,036.7)	(494.1)
December 31, 2000	1,692.0	8,709.0	3,143.5	2,203.5	14,447.5	4,611.4

Reserve Life Index (Years)

December 31, 2000	Proven	Proven & 50% of Probables
Crude Oil & NGL's	9.8	12.7
Natural Gas	16.8	27.9

Reserve Replacement Ratio

December 31, 2000	Proven	Proven & 50% of Probables
Crude Oil & NGL's	–	–
Natural Gas	6.4	6.5
BOE's (6:1)	2.1	2.2
BOE's (10:1)	1.3	1.5



Finding and On-Stream Costs

	Year Ended December 31 2000 ($)	Year Ended December 31 1999 ($)	Year Ended December 31 1998 ($)
Finding Costs			
Land	1,151,365	494,518	807,132
Seismic & Other Exploration Costs	1,454,085	1,277,498	130,759
Drilling & Completion	3,233,530	2,192,201	2,704,152
Total	5,838,980	3,964,217	3,642,043
Well Equipment & Production Facilities	696,365	490,066	588,348
Total	6,535,345	4,454,283	4,230,391
Costs Per BOE (6:1)			
Finding			
Proven	10.51	2.65	4.18
Proven Plus 1/2 Probable	10.39	2.09	1.71
On-Stream			
Proven	11.76	2.99	4.86
Proven Plus 1/2 Probable	11.62	2.35	1.98
Costs Per BOE (10:1)			
Finding*			
Proven	17.52	3.05	5.58
Proven Plus 1/2 Probable	17.31	2.34	2.48
On-Stream*			
Proven	19.61	3.43	6.48
Proven Plus 1/2 Probable	19.37	2.63	2.88

* Finding and on-stream costs increased significantly in 2000, mainly due to our increased exploration focus with dramatic increases in our undeveloped land base (from 41,635 net acres in 1999 to 73,140 net acres in 2000) and seismic and other exploration costs which have resulted in successful wells in the first quarter of 2001 and will continue to see results throughout 2001 and beyond.



Asset Value Per Common Share

December 31, 2000	
($ except Share Information)	
Assets	
Working Capital (Deficiency)	(2,223,265)
Proved and Probable Reserves (Risked at 50%) – (Escalated Pricing)	
(per Chapman Petroleum Engineering Ltd. Reserve Report @ 15% DCF)	
Established Reserves	40,175,000
Undeveloped Land (73,140 net acres @ $75/Acre)	5,485,500
Other Assets, Net	1,162,757
	44,599,992
Liabilities	
Long-Term Debt	(4,350,000)
Future Income Taxes	(5,912,249)
Future Site Restoration Provision	(283,062)
Net Asset Value	$ 34,054,681
Common Shares Outstanding December 31, 2000	14,599,430
Net Asset Value Per Common Share	$ 2.33

Summary of Information Per BOE

	Year Ended December 31 2000	**Year Ended December 31 1999**
	($)	**($)**
Gross Revenue	34.76	22.11
Royalties, Net of ARTC	8.55	3.13
Net Revenue	26.21	18.98
Operating Expense	7.87	5.76
Net Operating Revenue	18.34	13.22
General & Administrative	2.65	2.51
Loss on Foreign Exchange	–	0.65
Interest Expense	1.88	1.03
Current Income Taxes	0.16	–
Cash Flow Per BOE (6:1)	13.65	9.03
Cash Flow Per BOE (10:1)	15.74	9.96



The following discussion is presented in conjunction with the consolidated financial statements and accompanying notes.

Oil and Gas Revenues

Oil and gas revenue, before royalties, for the year ended December 31, 2000 was $9,025,205 compared to $5,925,901 for the year ended December 31, 1999, a 52% increase. This was due to a $10.05 per barrel increase in the average oil price and a $3.45/Mcf increase in the price of gas in 2000, offset in part with a 3% decrease in BOE production from 268,018 BOE to 259,643 BOE.

Oil and Gas Sales

	Year Ended December 31 2000	Year Ended December 31 1999
Oil & Gas Revenues, Before Royalties	$ 9,025,205	$ 5,925,901
Oil Production (Bbls)	173,426	205,018
Oil Price ($/Bbl)	$ 32.11	$ 22.06
Gas Production (MMcf)	517	378
Gas Price ($/Mcf)	$ 6.27	$ 2.82
BOE Production (10:1)	225,156	242,835
BOE Production (6:1)	259,643	268,018
BOE per Day (10:1)	617	666
BOE per Day (6:1)	711	734

Royalties

The total royalties, net of Alberta Royalty Tax Credit (ARTC) were $2,219,415 ($8.54 per BOE) for the year ended December 31, 2000 compared to $839,551 ($3.13 per BOE) for the year ended December 31, 1999.

Higher product prices, which result in higher provincial royalty rates and higher provincial royalties, was the main reason for the higher royalties per barrel. In addition, the ARTC rate averaged 25.9% for 2000 compared to 68.9% in 1999 due to its inverse relationship with commodity prices.



Royalty Summary

	Year Ended December 31 2000	Year Ended December 31 1999
	($)	($)
Crown Royalties	1,909,226	1,279,406
Indian Oil & Gas Canada Royalties	362,993	–
Freehold Royalties	106,255	72,224
Gross Overriding Royalties	111,426	49,157
	2,489,900	1,400,787
Alberta Royalty Tax Credit (ARTC)	(270,485)	(561,236)
Net Royalties	2,219,415	839,551
Net Royalties per BOE (10:1)	9.86	3.46
Net Royalties per BOE (6:1)	8.54	3.13

Operating Expenses

Operating expenses in calendar 2000 were $2,043,410 ($7.87 per BOE) compared to $1,543,624 ($6.36 per BOE) in fiscal 1999. Operating costs have increased due, in part, to the increased natural gas production which has higher operating costs compared to oil due to third party processing requirements. Major workovers at two wells at Meekwap East Flank, plant turnaround at the Meekwap D-2A Unit, production problems at Epping, Saskatchewan and chemical treatments at Willesden Green where the Company took over as operator effective January 1, 2000 also contributed to abnormally high operating expenses.

Depletion, Depreciation and Amortization

Depletion and depreciation was $1,644,700 for the year ended December 31, 2000, which represents a provision of $6.34 (10:1) per BOE of production. For the year ended December 31, 1999, the Company recorded a depletion and depreciation provision of $1,386,100 ($5.71 per BOE).



General and Administrative

Gross general and administrative costs have increased from $1,435,082 in 1999 to $1,599,608 mainly due to the hiring of additional exploration staff.

	Year Ended December 31 2000	Year Ended December 31 1999
	($)	($)
Gross General & Administrative	1,599,608	1,435,082
Acquisition, Exploration		
& Development Costs Capitalized	(416,120)	(300,000)
Overhead Recoveries	(495,819)	(463,033)
Net General & Administrative	687,669	672,049
Per BOE (10:1)	$ 3.05	$ 2.76
Per BOE (6:1)	$ 2.65	$ 2.51

Equity

On May 15, 2000 the Company issued 2,302,196 shares as part of the consideration for the purchase of Auburn Energy Ltd.

Under normal course issuer bids the Company purchased 1,400,000 shares at a cost of $1,004,012.

Acquisitions and Divestitures

TUSK acquired all of the issued and outstanding shares of Auburn Energy Ltd. effective May 15, 2000 under the terms of a plan of arrangement for $3,580,505 cash and the issue of 2,302,196 common shares. The primary asset of Auburn, at the time of the acquisition, was a joint venture agreement with Keyano Pimee Exploration Company Ltd., a company owned by the Saddle Lake and Whitefish Lake First Nations. At the time of the closing, Auburn held a 40% net interest in seven gas wells and had the right to drill on more than 80 sections of additional lands subject to the joint venture arrangements. Subsequent to the closing, Auburn (TUSK) has drilled one gas well in the third quarter and three gas wells in the fourth quarter increasing to 11 the total number of Auburn/Keyano gas wells in the Saddle Lake area. In June, 2000 Auburn formalized an arrangement with the Alexis First Nation expanding the Company's overall exposure to more than 105 sections of First Nations lands.

The Company sold its interest in a Northeast British Columbia Project, including two shut-in gas wells which has not been tied-in, to a third party in the first quarter of 2000 for $1,416,000.

Effective December 31, 2000 the Company sold 6.056% working interest in the Meekwap D-2A Unit and 50% of its interest in the Meekwap East Flank and Meekwap North to a third party for $3.9 million cash.



Capital Expenditures

Cash capital additions for the year ended December 31, 2000 were $6,569,268 compared to $4,486,178 for the year ended December 31, 1999.

	Year Ended December 31 2000 ($)	Year Ended December 31 1999 ($)
Land	1,151,365	494,518
Seismic & Exploration	1,454,085	331,384
Drilling & Completion	3,233,530	3,138,315
Facilities	696,365	490,066
Corporate	33,923	31,895
Total	6,569,268	4,486,178

Liquidity and Capital Resources

TUSK had a working capital deficiency of $2,223,265 at December 31, 2000.

The Company has a financing arrangement with a Canadian financial institution whereby the Company has been provided a $7.6 million revolving production loan. $4,350,000 of the revolving production loan was drawn at December 31, 2000. Subsequent to December 31, 2000, the Company negotiated a revision to the credit facility to a revolving loan in the amount of $9,000,000 with monthly borrowing base reductions of $300,000 to commence May 1, 2001, for four months, then $200,000 per month thereafter.

Change in Accounting for Future Income Taxes

On January 1, 2000, the Company changed its policy on accounting for income taxes to the liability method, prior thereto, the Company followed the deferral method. The new method was applied retroactively without restatement of prior period financial statements. At January 1, 2000, the future income tax liability was increased by $1,065,000, retained earnings was increased by $1,387,000, share capital was increased by $743,000, and property, plant and equipment was increased by $3,195,000. These adjustments were a result of the future tax cost recognition of the impact of the issue of flow-through shares.

Business Risks

The marketability and price of products owned or that may be acquired or discovered by TUSK will be affected by numerous factors beyond the Company's control. TUSK must compete in all aspects of its operations with a number of other corporations that have equal or greater technical or financial resources. The ability of the Company to market its natural gas may depend on its ability to acquire space in pipelines that deliver natural gas to commercial markets. The Company is also subject to market fluctuations in the prices of products, exchange rates, deliverable uncertainties related to the proximity of its reserves to pipelines and processing facilities and extensive government regulation.



Share Trading Information

	2000			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
High ($/share)	0.81	0.85	0.72	0.77
Low ($/share)	0.55	0.55	0.62	0.63
Close ($/share)	0.69	0.75	0.66	0.65
Volume	1,479,744	1,964,994	1,135,602	1,547,557
Value ($)	1,014,708	1,579,498	744,430	1,067,700

Quarterly Data (Unaudited)

A quarterly summary of the key financial results reported in the 12 months ending December 31, 2000 are as follows:

	Fourth Quarter ($)	Third Quarter ($)	Second Quarter ($)	First Quarter ($)
Oil & Gas Revenue, Net of Royalties	2,078,932	1,880,109	1,467,330	1,379,417
Net Income (Loss)	287,204	244,680	155,456	221,252
Net Income (Loss) Per Share	0.02	0.01	0.01	0.02
Cash Flow	1,197,404	935,080	667,256	745,152
Cash Flow Per Share	0.08	0.07	0.04	0.06
Annualized Cash Flow	0.32	0.28	0.16	0.24
BOE's per Day (10:1)	688	668	540	570
BOE's per Day (6:1)	806	792	632	612

Income Tax Pools (Unaudited)

The consolidated income tax pools for the Company and its subsidiaries estimated as of December 31, 2000 are as follows:

	$
Canadian Exploration Expense	3,061,000
Canadian Development Expense	872,000
Canadian Oil & Gas Property Expense	2,409,000
Mining Depletion	30,000
Foreign Exploration and Development	335,000
Undepreciated Capital Costs	1,027,000
Business Losses	4,000
Share Issue Expenses	764,000
	8,502,000

Based on the Company's budgeted capital expenditures and budgeted revenue and expenses, the Company does not expect to be taxable in 2001.



Management's Report

The financial statements are the responsibility of the management of TUSK Energy Inc. They have been prepared in accordance with generally accepted accounting principles, using management's best estimates and judgements, where appropriate.

Management is responsible for the reliability and integrity of the financial statements, the notes to the financial statements, and other financial information contained in this report. In the preparation of these statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependent on future events. Management believes such estimates have been based on careful judgements and have been properly reflected in the accompanying financial statements.

Management is also responsible for maintaining a system of internal control designed to provide reasonable assurance that assets are safeguarded and that accounting systems provide timely, accurate and reliable financial information.

The board of directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The board is assisted in exercising its responsibilities through the audit committee of the board, which includes three non-management directors. The audit committee meets periodically with management and the auditors to satisfy approval of the financial statements to the board.

KPMG, the independent auditors appointed by the shareholders, have audited the Company's financial statements in accordance with generally accepted auditing standards and their report follows. The independent auditors have full and unrestricted access to the audit committee to discuss their audit and their related findings as to the integrity of the financial reporting process.

Norman W. Holton
President and Chief Executive Officer
March 22, 2001

Gordon K. Case
Vice President and Chief Financial Officer

Auditors' Report

To the Shareholders of TUSK Energy Inc.

We have audited the consolidated balance sheets of TUSK Energy Inc. as at December 31, 2000 and 1999 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2000 and 1999 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP
Chartered Accountants
Calgary, Canada
March 22, 2001



Consolidated Balance Sheets

Assets

	December 31 2000 ($)	December 31 1999 ($)
Current Assets		
Cash	17,257	23,470
Accounts Receivable	4,635,004	4,757,213
Properties Sale Proceeds Receivable	3,900,000	–
Prepaid Expenses and Deposits	101,796	127,770
	8,654,057	4,908,453
Loans to Officers and Directors *(Note 2)*	832,511	–
Investment *(Note 3)*	226,246	189,650
Deferred Charges *(Note 11)*	104,000	156,000
Capital Assets *(Note 5)*	23,246,144	11,945,325
	33,062,958	17,199,428

Liabilities and Shareholders' Equity

	December 31 2000 ($)	December 31 1999 ($)
Current Liabilities		
Accounts Payable and Accrued Liabilities	6,977,322	4,953,312
Current Portion of Long-Term Debt *(Note 6)*	3,900,000	–
	10,877,322	4,953,312
Long-Term Debt *(Note 6)*	4,350,000	3,900,000
Future Site Restoration	283,062	252,411
Future Income Taxes *(Note 9)*	5,912,249	–
Shareholders' Equity		
Capital Stock *(Note 7)*	9,991,483	8,740,455
Retained Earnings (Deficit)	1,648,842	(646,750)
	11,640,325	8,093,705
Commitments and Contingencies *(Note 10)*		
Subsequent Events *(Note 13)*		
	33,062,958	17,199,428

Approved on Behalf of the Board:

Norman W. Holton, Director

James E. Lawson, Director

See Accompanying Notes



Consolidated Statements of Operations and Deficit

	For the Year Ended December 31 2000	For the Year Ended December 31 1999
	($)	($)
Revenue		
Oil and Gas Revenues, Net	6,805,788	5,086,350
Expenses		
Oil and Gas Operating	2,043,410	1,543,624
Interest on Long-Term Debt	487,087	277,071
Provisions for Future Site Restorations	27,600	42,100
General and Administrative	687,669	672,049
Loss on Foreign Exchange Contract Settlement *(Note 11)*	–	175,000
Depreciation, Depletion and Amortization	1,644,700	1,386,100
	4,890,466	4,095,944
Net Income for the Year Before Future Taxes	1,915,322	990,406
Current Income Taxes	42,730	–
Future Income Taxes *(Note 9)*	964,000	–
	1,006,730	–
Net Income For the Year	908,592	990,406
Deficit, Beginning of Year	(646,750)	(1,637,156)
Change in Accounting Policy Related to Future Income Taxes *(Note 8)*	1,387,000	–
Retained Earnings (Deficit), End of Year	1,648,842	(646,750)
Net Income per Share *(Note 12)*		
Basic	0.06	0.08
Diluted	0.06	0.08

See Accompanying Notes



Consolidated Statements of Cash Flows

	For the Year Ended December 31 2000 ($)	For the Year Ended December 31 1999 ($)
Operating Activities		
Operations:		
Net Income	908,592	990,406
Add:		
Items not Requiring Cash		
- Provision for Future Site Restorations	27,600	42,100
- Depreciation, Depletion and Amortization	1,644,700	1,386,100
- Future Income Taxes	964,000	–
Funds from Operations	3,544,892	2,418,606
Change in Non-cash Working Capital	44,661	(1,380,105)
	3,589,553	1,038,501
Financing Activities		
Issue of Capital Stock	–	3,007,000
Share Issue Costs	(162,288)	(331,697)
Repurchase of Common Shares	(1,004,012)	(393,750)
Long-Term Debt	4,350,000	(438,327)
	3,183,700	1,843,226
Investing Activities		
Oil and Gas Properties	(6,535,345)	(4,454,283)
Proceeds on Sales of Oil and Gas Properties	6,538,591	475,000
Acquisition of Subsidiary, Net of Cash Acquired	(3,261,546)	–
Loans to Officers and Directors	(832,511)	–
Investment	(36,596)	(8,799)
Furniture and Equipment	(33,923)	(31,895)
Deferred Charges	–	(156,000)
Change in Non-Cash Working Capital	(2,618,136)	1,311,162
	(6,779,466)	(2,864,815)
Increase in Cash During the Year	(6,213)	16,912
Cash: Beginning of Year	23,470	6,558
Cash: End of Year	17,257	23,470
Funds from Operations per Share *(Note 12)*		
Basic	0.25	0.20
Diluted	0.25	0.19

See Accompanying Notes



1. Significant Accounting Policies

(a) Basis of Presentation:

These consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries, Auburn Energy Ltd., New Quebec Platinum Inc., TUSK Oil Corporation and 416600 Alberta Inc.

(b) Oil and Gas Properties:

The Company follows the full cost method of accounting in accordance with the guidelines issued by the Canadian Institute of Chartered Accountants, whereby all costs associated with the exploration for and development of oil and gas reserves are capitalized. All such costs are accumulated in a single cost centre representing the Company's activities. Such costs include land acquisitions, drilling and geological and geophysical expenses related to exploration and development activities. Gains or losses are not recognized upon disposition of oil and gas properties unless crediting the proceeds against accumulated costs would result in a significant change in the rate of depletion.

Costs capitalized in the cost centre, plus a provision for future development costs of proved undeveloped reserves, are depleted using the unit-of-production method, based on estimated proven oil and gas reserves, before royalties, as determined by independent consulting engineers. For purposes of the depletion calculation, oil and gas reserves are converted to a common unit of measure on the basis of their relative heating value. The carrying value of undeveloped properties is excluded in the depletion calculation.

In applying the full cost method, the Company performs a ceiling test which limits the capitalized costs less accumulated depletion and depreciation to an amount equal to the estimated undiscounted value of future net revenues from proven oil and gas reserves, based on year-end prices and costs, and after deducting estimated future general and administrative expenses, future abandonment and site restoration costs, financing costs and income taxes.

The Company periodically reviews the costs associated with undeveloped properties to determine whether the costs will be recoverable. An impairment allowance is made if the results of the review indicate an impairment has occurred.

Estimated future abandonment and site restoration costs are provided for using the unit-of-production method based upon estimated proven reserves. Removal and site restoration expenditures are charged to the accumulated provision account as incurred.

(c) Joint Ventures:

Substantially all of the Company's mining and oil and gas activities are conducted jointly with others. The accounts reflect only the Company's proportionate interest in such activities.

(d) Per Share Amounts:

Per share amounts have been calculated using the weighted average number of common shares outstanding during the year. Diluted per share amounts have been calculated using the treasury stock method.

(e) Measurement Uncertainty:

The amounts recorded for depletion and depreciation of capital assets and the provision for future abandonment and site restoration costs are based on estimates. The ceiling test is based on such factors as estimated proven reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

(f) Hedging Transactions:

The Company periodically used certain financial instruments to hedge its exposure to commodity price and foreign exchange fluctuations on a portion of its crude oil and natural gas sales. Gains and losses on these transactions are reported as adjustments to revenue when the hedged production is sold.

(g) Income Taxes:

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the current enacted tax rates in effect. The Corporation changed to the liability from the deferral method effective January 1, 2000. (See Note 8)

(h) Stock Options:

The Company has a stock option plan as described in note 7. When stock options are issued the value of the options is not determined or recorded. Any consideration received on the exercise of stock options is credited to share capital.

2. Loans Due from Officers and Directors

The Company has loaned $832,511 to certain officers and directors to purchase common shares of the Company in a market transaction at a price of $0.85 per share. The loans are for a term of three years beginning April 10, 2000, bear interest at a rate of 5% per annum and are secured by the purchased shares. Under the terms of the lending agreement, if the loan becomes due and the sale of the purchased shares is not sufficient to repay the loan and any accrued interest, the borrower must pay the shortfall.

3. Investment

The Company has invested a total of $226,246 in common shares of Loon Energy Inc. ("Loon"), an oil and gas company which is listed on the Canadian Venture Exchange and $300,000, included in accounts receivable, in the form of a demand note payable bearing interest at 1% above the Company's bank's prime lending rate. One officer and director of the Company is an officer and director of Loon and another officer of the Company is a director of Loon.



4. Acquisition of Auburn Energy Ltd.

On May 15, 2000 the Company acquired all of the issued and outstanding shares of Auburn Energy Ltd., a private company engaged in the exploration for and production of natural gas and crude oil in Western Canada.

The acquisition has been accounted for by the purchase method of accounting as follows:

	$
Consideration given	
Cash	3,580,505
Transaction Costs	5,193
Total Cash Consideration	3,585,698
Non-Cash Issue of 2,302,196 Common Shares @ $0.696 per share	1,602,328
	5,188,026
Allocation of Purchase Price	
Capital Assets	10,795,366
Future Income Taxes	(3,995,249)
Future Site Restoration	(3,051)
Net Capital Assets	6,797,066
Working Capital	132,767
Promissory Notes Payable	(1,741,807)
	5,188,026

5. Capital Assets

	December 31, 2000		
	Cost	Accumulated Depletion and Depreciation	Net Book Value
	($)	($)	($)
Oil and Gas Properties	35,962,499	12,867,932	23,094,567
Furniture and Equipment	313,050	161,473	151,577
	36,275,549	13,029,405	23,246,144

	December 31, 1999		
	Cost	Accumulated Depletion and Depreciation	Net Book Value
	($)	($)	($)
Oil and Gas Properties	23,165,877	11,315,932	11,849,945
Furniture and Equipment	216,153	120,773	95,380
	23,382,030	11,436,705	11,945,325

During the year administrative overhead expenditures of $416,000 (1999 - $300,000) directly related to the acquisition, exploration and development of petroleum and natural gas reserves have been capitalized. No interest has been capitalized to oil and gas properties in either of the years ended December 31, 2000 or 1999. The depletion calculation has excluded unproved properties of $3,600,000 (1999 - $1,233,000).

As at December 31, 2000, the estimated future site restoration costs to be accrued over the remaining proved reserves are $356,000 (1999 - $390,000).

6. Long-Term Debt

The credit facility is a revolving loan in the amount of $7,600,000 after giving effect to the sale of a portion of the Company's interests in Meekwap effective December 31, 2000 and bears interest at the bank's prime lending rate plus 0.125%. The loan is secured by a $15,000,000 floating charge debenture over the majority of the assets of the Company and a general security agreement covering all present property of the Company. The terms of the credit facility call for monthly principal repayments of $200,000 to commence on March 1, 2001. Subsequent to December 31, 2000, the Company negotiated a revision to the credit facility to a revolving loan in the amount of $9,000,000 with monthly borrowing base reductions of $300,000 to commence May 1, 2001, for four months and then $200,000 per month thereafter.

7. Capital Stock

(a) Authorized:

The Company has authorized capital of:

- an unlimited number of common shares without nominal or par value.
- an unlimited number of first and second preferred shares issuable in series with rights, privileges and conditions to be determined by the Board of Directors.



(b) Issued

Common shares were issued as follows:

	December 31, 2000		December 31, 1999	
	Number	Amount ($)	Number	Amount ($)
Balance Beginning of Year	13,697,234	8,740,455	10,466,584	7,662,102
Issued for Cash:				
Exercise of Stock Options	–	–	10,000	7,000
Issued for Purchase of Subsidiary	2,302,196	1,602,328	–	–
Exercise of Special Warrants	–	–	304,750	243,800
Issuance of Common Shares	–	–	400,000	300,000
Issuance of Flow-Through Common Shares	–	–	3,000,000	2,700,000
Less: Tax Effect of Flow-Through Shares	–	–	–	(1,447,000)
Repurchased under Normal Course Issuer Bid	(1,400,000)	(1,004,012)	(484,100)	(393,750)
	14,599,430	9,338,771	13,697,234	9,072,152
Change in Accounting Policy Related to Future Income Taxes *(Note 7)*	–	743,000	–	–
Less: Share Issue Expenses, Net of Tax Effect	–	(90,288)	–	(331,697)
Balance End of Year	14,599,430	9,991,483	13,697,234	8,740,455

(c) Normal Course Issuer Bid:

Under a Normal Course Issuer bid, the Company received approval in January 2000 to purchase up to 1,257,000 of its outstanding common shares until January 25, 2001. A total of 1,212,000 shares at a cost of $855,132 were purchased under the plan in 2000. Subsequent to December 31, 2000 the Company acquired an additional 45,000 shares at a cost of $27,410 prior to the expiry of the issuer bid.

Under a Normal Course Issuer Bid, the Company received approval in January 1999 to purchase up to 940,000 of its outstanding common shares until January 24, 2000. A total of 484,100 shares at a cost of $393,750 were purchased under the plan in 1999 and a total of 188,000 at a cost of $148,880 were purchased for the period January 1, 2000 to January 24, 2000.

The Company received approval in January, 2001 to purchase up to 1,257,000 of its outstanding common shares until January 28, 2002.

Subsequent to December 31, 2000 the Company has acquired 579,500 common shares at a cost of $406,335 until March 9, 2001 under the issuer bid approved January 2001.

(d) Stock Options

Stock options, entitling the holder to purchase shares from the Company, have been granted to directors, officers and certain employees of the Company. The stock options vest and are exercisable immediately following the grant of the options.

A summary of the status of the Company's stock option plan as of December 31, 2000 and 1999, and changes during the years ending on those dates is presented below.

	2000		1999	
	Options	Weighted Average Exercise Price ($)	Options	Weighted Average Exercise Price ($)
Outstanding at Beginning of Year	1,459,000	0.98	929,000	1.09
Granted	908,000	0.74	793,000	0.87
Exercised	–	–	(10,000)	0.70
Expired/Cancelled	(372,000)	1.10	(253,000)	1.03
Outstanding and Exercisable at End of Year	1,995,000	0.85	1,459,000	0.98



The following table summarizes information regarding stock options outstanding at December 31, 2000:

Exercise Price ($)	Number Outstanding	Weighted Average Remaining Contractual Life
0.70	668,000	4.5
0.80	360,000	4.6
0.90	663,000	3.5
1.10	220,000	2.0
1.25	84,000	1.0
	1,995,000	3.8

(e) **Shareholder Protection Rights Plan:**

A Shareholder Protection Rights Plan (the "Rights Plan") was approved at the Annual and Special Shareholders' Meeting June 17, 1998. The Rights Plan utilizes the mechanism of the Permitted Bid to ensure that a person seeking control of the Corporation (an "Acquiring Person") allows shareholders and the Board of Directors sufficient time to evaluate the bid. The purpose of the Permitted Bid (a bid which provides that shares tendered to the bid will not be taken up prior to 60 days following the date of the bid) is to encourage a potential bidder to avoid the dilutive features of the Rights Plan by making a Permitted Bid or by negotiating with the Directors the terms of an offer which is fair to all shareholders.

If a Take-Over Bid does not qualify as a Permitted Bid the Rights Plan provides that shareholders other than the Acquiring Person may purchase shares at a reduced price, thereby diluting the value of the Acquiring Person's shares.

8. Change in Accounting for Future Income Taxes

Effective January 1, 2000, the liability method was adopted; prior thereto, the Company followed the deferral method of accounting for income taxes. The new method was applied retroactively without restatement of prior period financial statements. At January 1, 2000, the future income tax liability was increased by $1,065,000, retained earnings was increased by $1,387,000, share capital was increased by $743,000 and property, plant and equipment was increased by $3,195,000. These adjustments were a result of the future tax cost recognition of the impact of the issue of flow-through shares.

9. Income Taxes

Income tax expense differs from the amount that would be computed by applying the federal and provincial statutory rate of 44.6% to income before income taxes. The reasons for the differences are as follows:

	Year Ended December 31 2000	Year Ended December 31 1999
	($)	($)
Expected Income Tax Expense	854,200	441,700
Non-deductible Crown Charges	850,700	564,500
Alberta Royalty Tax Credit	(120,600)	(250,300)
Resource Allowance	(618,500)	(395,600)
Depletion with No Tax Basis	–	124,200
Capital Taxes	40,000	–
Other	930	9,500
Benefits of Losses	–	(494,000)
Actual Income Tax Expense	1,006,730	–

The components of the future tax liability at December 31, 2000 is as follows:

	Year Ended December 31, 2000
	($)
Capital Assets	(6,571,249)
Share Issue Costs	341,700
Site Restoration	95,700
Foreign Exploration and Development	149,600
	(5,984,249)



10. Commitments and Contingencies

(a) The Company entered into an agreement to lease office space for five years beginning January 1, 1997 for approximately $240,000 per year. A portion of the office space is subleased for approximately $120,000 per year. The sublease can be terminated by either party after six months notice.

(b) The Company has been named in a statement of claim, for an unspecified amount, filed by a joint venture partner against the Company and the previous operator of the Meekwap East Flank Pool alleging that the defendants had failed to account for the joint venture partner's share of revenues from the east flank lands. The amount of the liability, if any, can not be determined at this time.

11. Hedging Transactions

The following hedging contracts were outstanding at December 31, 2000:

(a) The corporation has entered into a swap agreement for 225 barrels per day of oil production for the period from December 1, 1999 to November 30, 2001 at a price of $29.12 Cdn. per barrel. The estimated market value of this contract at December 31, 2000, had it been settled at that time, would result in a payment of $693,192.

(b) The Company entered into a foreign exchange contract which was cancelled August 20, 1999 at a net payment of $331,000. Of that amount, $175,000 of the payment was expensed and the balance of the payment ($156,000) has been deferred and is being amortized over a three year period, beginning January 1, 2000, which represents the original term of the foreign exchange rate arrangement.

12. Per Share Amounts

The Canadian Institute of Chartered Accountants has approved a new standard for the computation, presentation and disclosure of earnings per share. In the fourth quarter of fiscal 2000, the Company retroactively adopted the new standard. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only "in the money" dilutive instruments impact the diluted calculations.

In computing diluted earnings and cash flow from operations per share, 6,670 shares were added to the weighted average number of common shares outstanding during the year December 31, 2000 (1999 - 17,126 shares) for the dilutive effect of employee stock options. No adjustments were required to reported earnings or cash flow from operations in computing diluted per share amounts.

Prior period diluted earnings per share and cash flow from operations per share have been restated for this change. If the imputed earnings method has been used to calculate these amounts, the reported amounts would have been:

	2000	1999
Diluted earnings per common share	0.06	0.08
Diluted cash flow from operations per common share	0.23	0.19

13. Subsequent Event

On March 20, 2001, the Company entered into a letter of intent to acquire all the shares of Spirit Energy Ltd., a private oil and gas company for a total of $2.97 million cash plus payment for net working capital at closing to be determined. In the event that the proposed transaction is not completed by virtue of Spirit completing a similar transaction with a third party, Spirit will pay the Company a break fee of $100,000.



Ten Year Review

			Years Ended December 31				Nine Months Ended December 31	Years Ended March 31		
	2000	1999	1998	1997	1996	1995	1994	1994	1993	1992
Revenue										
Oil & Gas Revenues, Net	6,805,788	5,086,350	4,103,157	4,633,819	4,065,606	2,277,728	793,672	685,913	3,151	1,104
Expenses										
Oil & Gas Operating	2,043,410	1,543,624	1,373,765	1,376,455	1,104,612	613,938	308,334	267,409	–	–
Interest on Long-Term Debt	487,087	277,071	271,490	299,508	283,940	190,695	152,710	22,740	–	–
Provision for Site Restoration	27,600	42,100	44,997	63,500	67,800	33,500	7,000	8,000	–	–
General & Administrative	687,669	672,049	474,728	406,279	458,860	270,139	239,757	189,846	101,759	56,413
Depreciation and Depletion	1,644,700	1,386,100	1,536,100	5,688,700	1,449,180	636,200	507,500	1,248,650	722	208
Loss on Foreign Exchange	–	175,000	–	–	–	–	–	–	–	–
Loss on Disposition of Oil and Gas Property	–	–	–	–	–	–	3,590,401	–	–	–
Property Impairment	–	–	–	73,080	–	–	–	636,432	12,139	130,000
	4,890,466	4,095,944	3,701,080	7,907,522	3,364,392	1,744,472	4,805,702	2,373,077	114,620	186,621
Income Taxes	1,006,730	–	–	–	–	–	–	–	–	–
Net Income (Loss)	908,592	990,406	402,077	(3,273,703)	701,214	533,256	(4,012,030)	(1,687,164)	(111,469)	(185,517)
Cash Flow from Operations	3,544,892	2,418,606	1,983,174	2,551,577	2,218,194	1,202,956	92,871	205,918	(98,608)	(55,309)
Balance Sheet										
Working Capital (Deficiency)	(2,223,265)	(44,859)	(430,714)	(149,368)	613,267	305,893	(167,553)	(1,735,206)	(2,386)	27,495
Other Assets	345,650	480,851	145,632	–	–	–	–	–	–	–
Capital Assets	23,246,144	11,945,325	10,767,247	9,277,403	12,090,657	4,434,993	3,848,830	7,798,110	753,928	207,441
Long-Term Debt	4,350,000	3,900,000	4,338,327	4,257,341	5,385,655	1,662,500	1,600,000	660,000	–	–
Future Site Restoration	283,062	252,411	210,311	169,800	106,300	38,500	5,000	8,000	–	–
Future Income Taxes	5,912,249	–	–	–	–	–	–	–	–	–
Shareholders' Equity	11,640,325	8,093,705	6,268,746	4,846,526	7,211,969	3,039,886	2,076,277	5,394,904	751,542	234,936
Per Share Data										
Net Income (Loss) per Share	0.06	0.08	0.04	(0.41)	0.14	0.13	(1.10)	(1.40)	(0.20)	(1.10)
Cash Flow per Share	0.25	0.20	0.20	0.32	0.44	0.29	0.03	0.18	(0.16)	(0.14)
Production										
Oil (Bopd)	475	562	603	554	455	307	153	146	–	–
Gas (Mcfd)	1,417	1,036	519	509	910	416	–	–	–	–
Reserves (Proven & Probable)										
Oil (Mbbls)	2,516	3,486	1,788	1,516	1,777	1,217	558	832	–	–
Gas (MMcf)	20,187	21,801	18,061	1,650	1,323	1,098	1,138	1,029	–	–

Corporate Information

Board of Directors

William E. Code, Q.C.[1]
Calgary, Alberta

Norman W. Holton
Calgary, Alberta

James E. Lawson, C.A.[1,2]
Calgary, Alberta

John D. Morgan
Montreal, Quebec

[1] Audit Committee
[2] Reserve Evaluation Committee
[3] Compensation Committee

Officers

Ed A. Beaman, P.Eng.
Vice President, Production & Engineering

Ian T. Brown, P.Geol.
Vice President, Exploration

Gordon K. Case, C.A.
Vice President and Chief Financial Officer

Norman W. Holton, P.Geol.
President and Chief Executive Officer

Wayne B. Jassee, P.Eng.
Vice President, Corporate Development

Brian W. Mainwaring
Secretary

Transfer Agent & Registrar

The CIBC Mellon Trust Company
600, 333 - 7th Street S.W.
Calgary, Alberta
T2P 2Z1

Bankers

Canadian Western Bank
606 - 4th Street S.W.
Calgary, Alberta
T2P 1T1

Auditors

KPMG LLP
1200, 205 - 5th Avenue S.W.
Calgary, Alberta
T2P 4B9

Legal Counsel

Gowling, Lefleur & Henderson
1400, 700 - 2nd Street S.W.
Calgary, Alberta
T2P 4V5

Third Party Engineering

Chapman Petroleum Engineering Ltd.
445, 708 - 11th Avenue S.W.
Calgary, Alberta
T2R 0E4

Subsidiaries

TUSK Oil Corporation
416600 Alberta Inc.
New Quebec Platinum Inc.
Auburn Energy Ltd.

Stock Exchange

The Toronto Stock Exchange
Trading Symbol: "TKE"

TUSK Energy Inc.
1950, 700 - 4th Avenue S.W.
Calgary, Alberta T2P 3J4
Ph: (403) 264-8875 Fax: (403) 263-4247
website: www.tusk-energy.com
e-mail: tusk@tusk-energy.com

TUSK
ENERGY INC.

1950, 700 - 4th Avenue S.W.
Calgary, Alberta T2P 3J4

website: www.tusk-energy.com

TUSK ENERGY INC.

Three Months Ended
March 31, 2001

First Quarter Highlights

- CFPS increased 64% compared to Q1-2000;
- drilled 7 wells and discovered 5 gas wells;
- three new gas wells at Saddle Lake;
- one new gas well drilled at Whitefish Lake;
- started construction of Saddle Lake gas facility;
- cash flow increased 65% compared to Q1-2000.

Consistent Growth in Four Consecutive Quarters

Cash Flow Per Share ($)
(annualized)



0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
0.36
98 Yr.
99 Yr.
00 Yr.
00 Q1
01 Q1

Monthly Average Cash Flow
($000)



500
400
300
200
100
0
410
98 Yr.
99 Yr.
00 Yr.
00 Q1
01 Q1

Expanding Gas Production

April, 1999. TUSK sold 37% of it's interest in the Meekwap Unit and 50% of it's interest in surrounding Meekwap wells effective as of the start of the period. However, with about 34% of overall net production, Meekap continued to be the primary producing area for the Company. The three fold increase in gas production was mostly from the Saddle Lake area which represents 29% of the Company's overall production for the three months ended March 31, 2001 compared to nil in the corresponding period from the prior year. Saddle Lake will become the Company's primary producing area in the second quarter with the tie-in of the gas wells recently drilled on the Saddle Lake First Nation.

Liquidity

As at March 31, 2001, the Company had a working capital deficiency of $2,701,637 compared to a deficiency of $1,676,735 at December 31, 2000. The Company's line of credit was $9,000,000 with $6,150,000 drawn at March 31, 2001. Concurrent with the acquisition of Spirit Energy Ltd. the Company's line of credit was increased to $13,000,000, with monthly borrowing base reductions of $300,000 to commence May 31, 2001.

Spirit Energy Ltd.

Auburn Energy Ltd. (a wholly-owned subsidiary of TUSK) acquired all of the issued and outstanding shares of Spirit Energy Ltd. effective April 30, 2001 for $2.97 million cash, plus the payment of $500,000 for net working capital at closing. Spirit's assets are a 10% interest in 14 producing and shut-in gas wells on the Saddle Lake First Nation, a 10% interest in two shut-in gas wells on the Whitefish Lake First Nation and rights to participate, though Auburn, in joint ventures with the Saddle Lake, Whitefish Lake and Alexis First Nations.

Exploration and Development

The drilling program continues to accelerate. After participating in 21 wells in the year 2000, TUSK participated in seven wells during the first quarter resulting in five gas wells (2.17 net) and two dry holes (0.75 net). Four of the gas wells were drilled on First Nations lands under our joint venture arrangement with Keyano Pimee Exploration at Saddle Lake and Whitefish Lake. The net recoverable reserves discovered in these wells will, based upon the Company's internal evaluations, more than replace all of last year's production.

At Saddle Lake, the Company participated in three gas discoveries in November and three more in February. With the acquisition of Spirit Energy, our interest in each of these wells is 50%. A new compressor facility and pipelines, which started construction in February, allowed four of the new wells to be produced through our own facility commencing in mid-April. The other two wells will be tied in to the compressor and start production in June, 2001.

At Strachan, TUSK completed a re-interpretation of 41 square miles of 3-D seismic which indicates the possibility for additional deep exploratory drilling. We will discuss plans for the future with our partners over the coming months. TUSK owns an average 31% working interest in 27 sections in this area.

The change in focus towards lower risk gas exploration led to the sale of a portion of the Company's interests at Meekwap. TUSK sold an approximate 6.5% working interest in the Meekwap D2-A Unit and 50% of its interest in lands and wells surrounding the Unit effective December 31, 2000. TUSK retains a 10% Unit interest and 50% of its former interests in the adjacent lands and wells. The sale reduced TUSK's production by approximately 150 boepd.

Outlook

Through the efforts of the past 12 months, TUSK has successfully positioned itself to take advantage of the improved economics of our industry. Cash flow and production are on a steady upward trend. We have had substantial success on our First Nations projects and our exploration efforts elsewhere have led to some new discoveries. Consistent growth is reflected in our cash flow per share which has increased from about $0.06 in the first quarter of last year to $0.09 in the first quarter of 2001. The acceleration of our success is driven by our large land base, much of which is prone to shallow gas which can be accessed at relatively low cost and risk, supplemented by new exploration and development prospects. Higher risk properties with potential for sizable reserves compliment our low risk focus and we have the financial resources to pursue an active program. Growth through the drill bit can be expected to continue.

On Behalf of the management
and board of TUSK Energy Inc.

(signed)

Norman W. Holton
President & Chief Executive Officer
May 28, 2001

Undeveloped Land
(net acres)


100,000
80,000
60,000
40,000
20,000
0
80,010
95 96 97 98 99 00 01
Q1

Production Summary


Light Oil – 38%
Medium/Heavy Oil – 12%
Gas – 50%

Average Daily Production
(Boepd @ 6:1)


800
700
600
500
400
300
200
100
0
648
98 99 00 00 01
Yr. Yr. Yr. Q1 Q1

Corporate Information

Board of Directors

William E. Code, Q.C.[1][2]
Calgary, Alberta

Norman W. Holton
Calgary, Alberta

James E. Lawson, C.A.[1][2][3]
Calgary, Alberta

John D. Morgan[1][3]
Montreal, Quebec

(1) Audit Committee
(2) Reserve Evaluation Committee
(3) Compensation Committee

Officers

Ed A. Beaman, P.Eng.
Vice President,
Production & Engineering

Ian T. Brown, P. Geol.
Vice President,
Exploration

Gordon K. Case, C.A.
Vice President and
Chief Financial Officer

Norman W. Holton, P.Geol.
President and
Chief Executive Officer

Wayne B. Jessee, P. Eng.
Vice President,
Corporate Development

Brian W. Mainwaring
Secretary

Transfer Agent & Registrar

The CIBC Mellon Trust
Company
600, 333 - 7th Street S.W.
Calgary, Alberta
T2P 2Z1

Bankers

Canadian Western Bank
606 - 4th Street S.W.
Calgary, Alberta
T2P 1T1

Auditors

KPMG LLP
1200, 205 - 5th Avenue S.W.
Calgary, Alberta
T2P 4B9

Legal Counsel

Gowling Lafleur Henderson LLP
1400, 700 - 2nd Street S.W.
Calgary, Alberta
T2P 4V5

Third Party Engineering

Chapman Petroleum
Engineering Ltd.
445, 708 - 11th Avenue S.W.
Calgary, Alberta
T2R 0E4

Subsidiaries

TUSK Oil Corporation
416600 Alberta Inc.

New Quebec Platinum Inc.
Auburn Energy Ltd.

Stock Exchange

The Toronto Stock Exchange
Trading Symbol: "TKE"

TUSK ENERGY INC.

1950, 700 - 4th Avenue S.W.
Calgary, Alberta T2P 3J4
Ph: (403) 264-8875 Fax: (403) 263-4247
website: www.tusk-energy.com
e-mail: tusk@tusk-energy.com

Message to Shareholders

TUSK has successfully changed its focus over the past year. TUSK now has substantial holdings of unexploited, shallow depth, low risk, gas prone lands and a significantly expanded exploration and drilling program. TUSK has an inventory of prospects that will provide a steady drilling program through the rest of 2001 and 2002. Our low risk shallow gas prospects are complimented by some higher risk/higher reward projects. This diversification has positioned TUSK for substantial growth - through the drill bit.

Financial

Higher gas prices, which averaged $8.82 per Mcf, compared to $3.82 per Mcf for the period ended March 31, 2000, contributed to substantial growth in cash flow. Cash flow increased 65% to $1,229,666 for the quarter compared to $745,152 for the three month period ended March 31, 2000. The strong gas prices more than offset weaker oil prices, which averaged over $8.00 per barrel lower than the first quarter of 2000.

Revenue, after royalties, for the three months ended March 31, 2001 was $2,012,255 compared to $1,379,417 for the same period in the previous year. Crude oil and LPG revenue for the period was $740,436 (compared to $1,500,825 in 2000) and gas revenue was $1,514,143 (compared to $212,807 in 2000). The average sales price of oil for the three months was $25.00 per barrel compared to $33.03 during the corresponding period in 2000. A dramatic increase in the heavy oil differential in 2001 to over $17.00 a barrel compared to approximately $6.00 in 2000 was the main reason for the decline in the average oil price received by TUSK. Operating expenses decreased almost 7% to $7.84 per barrel equivalent during the three months of the reporting period compared to $8.43 for the three months ended March 31, 2000.

Royalties, net of Alberta Royalty Tax Credit (ARTC) were $337,310 ($5.79 per boe) for the three months ended March 31, 2001, compared to $374,509 ($7.34 per boe) for the three months ended March 31, 2000. Lower oil prices, which result in lower provincial royalty rates and gas cost allowance adjustments, were the main reason for the moderate change in royalties paid.

General and administrative expenses were $182,021 for the three months ended March 31, 2001 compared to $102,866 for the same period in 2000. G&A expenses were $3.12 per boe in 2001 versus $1.87 for the period ended March 31, 2000. This increase reflects the significant expansion of exploration and drilling activities.

Production

Average production for the first quarter was 648 boepd (oil averaged 330 bpd and gas averaged 1,908 Mcfd). During the corresponding period from the previous fiscal year, production averaged 612 boepd (oil was 508 bpd and gas averaged 622 Mcfd). Net back was $26.70 per boepd for the three months ended March 31, 2001 compared to $17.98 for the three months ended March 31, 2000.

Oil production was lower due to declines at the Company's main producing property at Meekwap. The main culprit was the Meekwap 4-21 well, which averaged 190 boepd (20 boepd net) in the 3 months ended March 31, 2001 compared to 700 boepd (119 boepd net) for the same period in 2000. The 4-21 well has now produced over 950,000 boe since going on production in

Consolidated Balance Sheets

As at,
(Unaudited)

	March 31 2001 ($)	December 31 2000 ($)
ASSETS		
Current Assets		
Cash	**17,257**	17,257
Accounts Receivable	**3,239,341**	4,635,004
Properties Sale Proceeds Receivable	**–**	3,900,000
Prepaid Expenses	**110,023**	101,796
	3,366,621	8,654,057
Loans to Officers and Directors	**832,511**	832,511
Investment	**226,246**	226,246
Deferred Charges	**91,000**	104,000
Capital Assets	**25,773,360**	23,246,144
	30,289,738	33,062,958
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	**6,068,258**	6,977,322
Current Portion of Long-Term Debt	**–**	3,900,000
	6,068,258	10,877,322
Long-Term Debt	**6,150,000**	4,350,000
Future Site Restoration	**300,562**	283,062
Future Income Taxes	**6,124,249**	5,912,249
Shareholders' Equity		
Capital Stock	**9,510,961**	9,991,483
Retained Earnings	**2,135,708**	1,648,842
	11,646,669	11,640,325
	30,289,738	33,062,958

Consolidated Statements of Operations & Retained Earnings

For the Three Months Ended March 31,
(Unaudited)

	2001 ($)	2000 ($)
Revenue		
Oil and Gas Revenues, Net	**2,012,255**	1,379,417
Expenses		
Oil and Gas Operating	**456,672**	461,543
Interest on Long-Term Debt	**143,896**	69,856
Provisions for Future Site Restorations	**17,500**	5,700
General and Administrative	**182,021**	102,866
Depreciation, Depletion and Amortization	**513,300**	262,200
	1,313,389	902,165
Net Income for the Period Before Future Taxes	**698,866**	477,252
Future Income Taxes	**212,000**	256,000
Net Income For The Period	**486,866**	221,252
Retained Earnings (Deficit), Beginning of Period	**1,648,842**	(646,750)
Change in Accounting Policy Related to Future Income Taxes	**–**	1,387,000
Retained Earnings (Deficit), End of Period	**2,135,708**	961,502
Net Income per Share		
Basic	**0.03**	0.02
Fully Diluted	**0.03**	0.02

Consolidated Statement of Changes in Financial Position

For the Three Months Ended March 31,
(Unaudited)

	2001	2000
	($)	($)
Operating Activities		
Operations:		
Net Income	486,866	221,252
Deduct:		
Items not Requiring Working Capital		
– Provision for Future Site Restorations	17,500	5,700
– Depreciation, Depletion and Amortization	513,300	262,200
– Future Income Taxes	212,000	256,000
Funds from Operations	1,229,666	745,152
Change in Non-cash Working Capital	548,255	(554,287)
Cash Provided by Operating Activities	1,777,921	190,865
Financing Activities		
Issue of Capital Stock	28,000	–
Share Issue Costs	(1,000)	(35,356)
Repurchase of Common Shares	(507,522)	(507,310)
Long-Term Debt	(2,100,000)	(800,000)
	(2,580,522)	(1,342,666)
Investing Activities		
Oil and Gas Properties	(3,022,768)	(1,001,586)
Proceeds on Sales of Oil and Gas Properties	–	1,416,006
Investment	–	(30,000)
Furniture & Equipment	(4,748)	(2,277)
Change in non-cash working capital	3,830,117	769,658
	802,601	1,151,801
Increase (Decrease) in Cash During the Period	–	–
Cash: Beginning of Period	17,257	23,470
Cash: End of Period	17,257	23,470
Funds from Operations per Share	0.09	0.06

Notes to the Consolidated Financial Statements

(Unaudited)

1. **Significant Accounting Policies**

The interim consolidated financial statements of TUSK Energy inc. (" the Company") have been prepared following the same accounting policies and methods of computation as the consolidated financial statements of the Company as at December 21, 2000. The disclosures included below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements and notes thereto for the year ended December 31, 2000.

2. **Share Capital**

Issued

Common shares were issued as follows:

	2001	
	Number	Amount
		($)
Balance, beginning of period	14,599,430	9,991,483
Stock options exercised	40,000	28,000
Repurchased under Normal Issuer Bid	(710,500)	(507,522)
Share issue costs	–	(1,000)
Balance, end of period	13,928,930	9,510,961

3. **Subsequent Events**

On April 30, 2001, a wholly-owned subsidiary of the Company, Auburn Energy Ltd., completed the acquisition of all the issued and outstanding shares of Spirit Energy Ltd., a private oil and gas company for a total of $2.97 million cash, plus payment of $500,000 for net working capital at closing. Spirit Energy Ltd. is now a wholly-owned subsidiary of Auburn Energy Ltd.

Concurrent with the acquisition of Spirit Energy Ltd., the Company negotiated a revision to the credit facility to a revolving loan in the amount of $13,000,000 with monthly borrowing base reductions of $300,000 to commence May 31, 2001.

TUSK ENERGY INC.

Six Months Ended
June 30, 2001

Second Quarter Highlights

- Cash flow per share increased 100% compared to 2000;
- Saddle Lake gas production facilities commenced operations;
- Saddle Lake gas production increases to more than 7.7 Mmcfd gross (3.8 Mmcfd net) with facilities near capacity;
- production averaged 838 boepd - 29% higher than first quarter rate;
- five wells drilled in second quarter resulted in one gas well, three producing oil wells and one suspended oil well;
- cash flow increased 72% compared to 2000;
- closed the acquisition of Spirit Energy to increase our interests in First Nations projects by 25%.



TUSK participates in major gas discovery

Undeveloped Land
(net acres)



100000
80000
60000
40000
20000
0
82,020
95 96 97 98 99 00 01 01
Q1 Q2

Average Daily Production
(Boepd @ 6:1)



1000
800
600
400
200
0
738
838
98 99 00 01 00 01
Yr. Yr. 6M 6M Q2 Q2

Growth through the drill bit has continued and the positive results of an active and successful exploration and development program are reflected in our increasing production rates. Production during the second quarter was 838 Boepd - up 29% from the average rates of the first quarter. In July, average net production exceeded 1,000 Boepd - 54% more than Q1. In August, the 1,100 Boepd level was reached. Growth during the latter part of the second quarter and into July was a consequence of the tie-in of gas wells at Saddle Lake. Additional growth during July and into August was provided by a number of successful oil wells in Saskatchewan which added 125 Bopd of new production. A significant gas discovery made in the first half of the year and tested in July is expected to significantly increase net production when production commences during the fourth quarter.

Financial

A 19% increase in production coupled with gas prices which averaged $2.95 per Mcf higher than the first six months of 2000, resulted in cash flow of $2,433,980, 72% higher than the $1,412,408 in cash flow received for the six month period ended June 30, 2000. Cash flow for the three months ended June 30, 2001 was $1,204,314, a 80% increase over the cash flow for the three months ended June 30, 2000 of $667,256.

Revenue, after royalties, for the six months ended June 30, 2001 was $4,053,076 compared to $2,846,747 for the same period in the previous year. Revenue, after royalties, for the three months ended June 30, 2001 was $2,040,821 compared to $1,467,330 for the three months ended June 30, 2000, a 39% increase. Crude oil and NGL revenue for the six period ended June 30, 2001 was $1,690,889 and gas revenue was $3,415,475. The average sales price of oil for the six months was $24.83 per barrel ($24.59 for three months) compared to $32.83 during the corresponding six month period in 2000 ($32.49 for three months). Approximately 73% (225 Bopd) of the Company's oil production is hedged at a price of $29.12 Cdn. (Edmonton par price, before quality adjustments and pipeline tariffs) for the period November 1, 1999 to October 31, 2001. The average sales price of gas for the six months was $7.34 per mcf ($6.58 for three months) compared to $4.39 during the corresponding six month period in 2000 ($4.43 for three months). Effective May 1, 2001 the Company put in place a costless collar on 2,000 gigajoules per day (approximately 2,100 Mcfd) with a $5.00/gj floor and a $10.68/gj ceiling ending December 31, 2002. Operating expenses were $6.93 per barrel equivalent during the six months of the reporting period compared to $8.55 for the six months ended June 30, 2000. The operating expenses per boe for the three months ended June 30, 2001 and 2000 were $6.23 and $8.59 respectively. The sale, effective December 31, 2000, of approximately 40% of the Company's production at Meekwap, a high operating cost property, was the main reason for the lower operating costs.

Cash Flow Per Share ($)
(annualized)


0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
0.34
0.32
98 Yr.
99 Yr.
00 6M
01 6M
00 Q2
01 Q2

Production Summary


Light Oil – 28%
Medium/Heavy Oil – 8%
Gas – 64%

Monthly Average Cash Flow
($000)


500
400
300
200
100
0
406
401
98 Yr.
99 Yr.
00 6M
01 6M
00 Q2
01 Q2

Royalties, net of Alberta Royalty Tax Credit (ARTC) were $906,358 ($6.79 per Boe) for the six months ended June 30, 2001, compared to $813,589 ($7.22 per Boe) for the six months ended June 30, 2000. Royalties, net of ARTC were $569,048 ($7.56 per Boe) compared to $439,080 ($7.59 per Boe) for the three months ended June 30, 2001 and 2000.

General and administrative expenses were $412,012 for the six months ended June 30, 2001 compared to $321,145 for the same period in 2000. General and administrative expenses were $3.08 per Boe in 2001 versus $2.85 for the period ended June 30, 2000. Quarterly G&A expenses were $229,991 for the three months ended June 30, 2001 and $218,279 for the same period in 2000 ($3.05 per Boe and $3.77 per Boe respectively). With audit and other costs related to year-end, the first half and second quarter tend to be periods of higher G&A. Unit G&A costs do not yet fully reflect production improvements.

Production

Production increased 29% from the first quarter to the second quarter with average production of 838 barrel of oil equivalent per day ("Boepd") in the second quarter. Crude oil production for the six month period averaged 309 barrels per day (291 Bopd for three months) and gas production averaged 2,570 Mcf per day (3,225 Mcfd for three months). Production includes the properties owned by Spirit Energy Ltd. from the April 30, 2001 effective date. During the corresponding periods from the previous fiscal year crude oil production was 455 barrels per day for six months (405 Bopd for the second quarter) and gas production averaged 1,004 Mcf per day for six months (1,381 Mcfd for the second quarter). Net back per barrel equivalent was $23.41 per Boepd for the six months ended June 30, 2001 compared to $16.77 for the six months ended June 30, 2000. Netbacks for the three month periods were $20.87 and $16.77 respectively.

Oil production was lower mainly due to the sale of approximately 37% of the Company's interest in the Meekwap D-2A Unit and 50% of its interest in surrounding Meekwap wells effective December 31, 2000. The 233% increase in gas volumes was mainly due to the Company's drilling program at Saddle Lake. The Company's Saddle Lake gas facility was

Consolidated Statements of Changes in Cash Flows

For the Six Months and Three Months Ended June 30, 2001 and 2000
(Unaudited)

	2001		2000	
	6 months	3 months	6 months	3 months
	($)	($)	($)	($)
Operating Activities				
Operations:				
Net Income	**933,080**	**446,214**	376,708	155,456
Deduct:				
Items not Requiring Working Capital				
– Provision for Future Site Restorations	**25,100**	**7,600**	12,000	6,300
– Depreciation, Depletion and Amortization	**1,070,800**	**557,500**	645,700	383,500
– Future Income Taxes	**405,000**	**193,000**	378,000	122,000
Funds from Operations	**2,433,980**	**1,204,314**	1,412,408	667,256
Change in Non-cash Working Capital	**499,513**	**(48,742)**	(1,475,579)	(921,292)
Cash Provided by Operating Activities	**2,933,493**	**1,155,572**	(63,171)	(254,036)
Financing Activities				
Issue of Capital Stock for Cash	**28,000**	**–**	–	–
Share Issue Costs	**(1,000)**	**–**	(151,244)	(115,888)
Repurchase of Common Shares	**(678,429)**	**(170,907)**	(725,259)	(217,949)
Long-Term Debt	**3,000,000**	**5,100,000**	4,300,000	5,100,000
	2,348,571	**4,929,093**	3,423,497	4,766,163
Investing Activities				
Oil and Gas Properties	**(5,149,887)**	**(2,127,119)**	(2,130,859)	(1,129,273)
Proceeds on Sales of Oil and Gas Properties	**–**	**–**	1,416,006	–
Investments	**–**	**–**	(30,000)	–
Furniture & Equipment	**(15,549)**	**(10,801)**	(14,590)	(12,313)
Acquisition of Subsidiary, Net of Cash Acquired	**(2,953,904)**	**(2,953,904)**	(3,261,546)	(3,261,546)
Change in non-cash working capital	**2,851,654**	**(978,463)**	792,327	22,669
	(5,267,686)	**(6,070,287)**	(3,228,662)	(4,380,463)
Increase (Decrease) in Cash During the Period	**14,378**	**14,378**	131,664	131,664
Cash: Beginning of Period	**17,257**	**17,257**	23,470	23,470
Cash: End of Period	**31,635**	**31,635**	155,134	155,134
Funds from Operations per Share	**0.17**	**0.08**	0.10	0.04

Notes to the Consolidated Financial Statements

(Unaudited)

1. **Significant Accounting Policies**
The interim consolidated financial statements of TUSK Energy Inc. ("the Company") have been prepared following the same accounting policies and methods of computation as the consolidated financial statements of the Company as at December 21, 2000. The disclosures included below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements and notes thereto for the year ended December 31, 2000.

2. **Share Capital**
Issued
Common shares were issued as follows:

	2001	
	Number	Amount ($)
Balance, beginning of period	14,599,430	9,991,483
Stock options exercised	40,000	28,000
Repurchased under Normal Issuer Bid	(811,000)	(678,429)
Share issue costs	–	(1,000)
Balance, end of period	13,828,430	9,340,054

3. **Acquisition of Spirit Energy Ltd.**
On April 30, 2001, a wholly-owned subsidiary of the Company, Auburn Energy Ltd., completed the acquisition of all the issued and outstanding shares of Spirit Energy Ltd., a private oil and gas company. The acquisition has been accounted for by the use of the purchase method of accounting as follows:

	$
Consideration given	
Cash	3,468,300
Transaction Costs	40,463
Total Cash Consideration	3,508,763
Allocation of Purchase Price	
Capital Assets	4,602,091
Future Income Taxes	(1,410,626)
Net Capital Assets	3,191,465
Working Capital	317,298
	3,508,763

Concurrent with the acquisition of Spirit Energy Ltd., the Company negotiated a revision to the credit facility to a revolving loan in the amount of $12,700,000 with monthly borrowing base reductions of $325,000 to commence November 1, 2001. On August 17, 2001, the Company received a proposal from the bank to increase the line of credit to $15,000,000 with monthly borrowing base reductions of $300,000 to commence November 1, 2001.

Consolidated Balance Sheets

As at,
(Unaudited)

	June 30 2001 ($)	December 31 2000 ($)
ASSETS		
Current Assets		
Cash	**31,635**	17,257
Accounts Receivable	**3,037,074**	4,635,004
Properties Sale Proceeds Receivable	**–**	3,900,000
Prepaid Expenses	**68,232**	101,796
	3,136,941	8,654,057
Loans to Officers and Directors	**832,511**	832,511
Investment	**226,246**	226,246
Deferred Charges	**78,000**	104,000
Capital Assets	**31,977,192**	23,246,144
	36,250,890	33,062,958
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	**5,042,876**	6,977,322
Current Portion of Long-Term Debt	**1,150,000**	3,900,000
	6,192,876	10,877,322
Long-Term Debt	**10,100,000**	4,350,000
Future Site Restoration	**308,162**	283,062
Future Income Taxes	**7,727,876**	5,912,249
Shareholders' Equity		
Capital Stock	**9,340,054**	9,991,483
Retained Earnings	**2,581,922**	1,648,842
	11,921,976	11,640,325
	36,250,890	33,062,958

Consolidated Statements of Operations & Retained Earnings

For the Six Months and Three Months Ended June 30, 2001 and 2000
(Unaudited)

	2001		2000	
	6 months ($)	3 months ($)	6 months ($)	3 months ($)
Revenue				
Oil and Gas Revenues, Net	**4,053,076**	**2,040,821**	2,846,747	1,467,330
Expenses				
Oil and Gas Operating	**926,084**	**469,412**	958,525	496,982
Interest on Long-Term Debt	**281,000**	**137,104**	154,669	84,813
Provisions for Future Site Restorations	**25,100**	**7,600**	12,000	6,300
General and Administrative	**412,012**	**229,991**	321,145	218,279
Depreciation, Depletion and Amortization	**1,070,800**	**557,500**	645,700	383,500
	2,714,996	**1,401,607**	2,092,039	1,189,874
Net Income for the Period Before Future Taxes	**1,338,080**	**639,214**	754,708	277,456
Future Income Taxes	**405,000**	**193,000**	378,000	122,000
Net Income For The Period	**933,080**	**446,214**	376,708	155,456
Retained Earnings (Deficit), Beginning of Period	**1,648,842**	**2,135,708**	(646,750)	961,502
Change in Accounting Policy Related to Future Income Taxes	**–**	**–**	1,387,000	–
Retained Earnings (Deficit), End of Period	**2,581,922**	**2,581,922**	1,116,958	1,116,958
Net Income per Share				
Basic	**0.07**	**0.04**	0.03	0.01
Fully Diluted	**0.07**	**0.04**	0.03	0.01

completed in mid-April, 2001 with the tie-in of four wells to a new compression facility. Two more wells were tied-in in mid-June and the facility is now operating near capacity.

The increased gas volumes from Saddle Lake are indicative of the success of the Company's strategy of diversification. Saddle Lake has now replaced Meekwap as TUSK's primary producing area. Saddle Lake represented over 40% of the Company's production for the six months ended June 30, 2001 compared to under 30% for the Company's interests in both the Meekwap D-2A Unit and adjacent properties. The Meekwap area accounted for 55% for the year ended December 31, 2000.

The expanded gas production also reflects the Company's success in achieving balance in commodity production. Gas production represented 64% of total Boe volumes during the second quarter as compared to 22% during the second quarter of 2000.

Share Capital

A total of 13,828,430 common shares were outstanding at June 30, 2001, after the purchase for cancellation of 100,500 common shares under the terms of the Company's normal course issuer bid during the second quarter and the issue of 40,000 common shares on the exercise of stock options. Since that time, no additional shares have been issued and a total of 77,500 common shares have been purchased under the issuer bid resulting in 13,750,930 common shares effectively outstanding as of August 20, 2001.

Liquidity

As at June 30, 2001, the Company had a working capital deficiency of $3,055,935 compared to a deficiency of $2,223,265 at December 31, 2000. The Company's line of credit was $12,700,000 with $11,250,000 drawn at June 30, 2001 leaving approximately $1,450,000 line of credit available. At June 30, 2001, the Company's net debt was $12,323,424. Approximately $3.0 million of the debt at June 30, 2001 is attributable to the purchase of Spirit Energy Ltd. On August 17, 2001 the Company received a proposal from its bank to increase the line of credit to $15,000,000 with monthly borrowing base reductions of $300,000 beginning November 1, 2001.

Spirit Energy Ltd.

Auburn Energy Ltd. (a wholly-owned subsidiary of TUSK) acquired all of the issued and outstanding shares of Spirit Energy Ltd. effective April 30, 2001 for $2.97 million cash, plus the payment of $500,000 for net working capital at closing. Spirit's assets are a 10% interest in 14 producing and shut-in gas wells on the Saddle Lake First Nation, a 10% interest in two shut-in gas wells on the Whitefish Lake First Nation and rights to participate, though Auburn, in joint ventures with the Saddle Lake, Whitefish Lake and Alexis First Nations.

Exploration and Development

The primary contributor to the growth of the Company's production during the year has been a successful drilling program. During the second quarter, a total of five wells were drilled on Company lands, resulting in one gas well (0.35 net), three oil wells (1.10 net) and a suspended oil well (0.38 net). During the third quarter five wells, four gas targets and one oil target, are expected to be drilled on TUSK properties. The Saddle Lake and Southeastern Saskatchewan drilling opportunities arose directly from our acquisition program.

In southeastern Saskatchewan, the Company participated in the completion of an old well which led to the drilling of three more in early July. All are now producing as oil wells with net production to TUSK of more than 125 Bopd. Up to four more wells will be drilled on the property in the next six months. Working interests range between 35% and 50%.

At Saddle Lake the gas wells drilled in Q4-2000 and Q1-2001 were tied-in to a new compression facility constructed by TUSK and its partners. Additional drilling, originally planned for June, has been deferred to September when two more wells will be drilled on the Saddle Lake First Nation.

Also in September, the Company will drill again on the Whitefish Lake First Nation to follow-up on two successful wells tested during the last quarter of 2000 and the first quarter of 2001. Our working interest at Saddle Lake and at Whitefish Lake is 50%.

On August 8, TUSK announced that it had participated in a significant gas discovery during the first half of the year. Production testing conducted during July indicated excellent capacity. The well is expected to be tied-in early in the fourth quarter. Incremental production to TUSK from this discovery may be up to 425 Boepd once the well has reached its maximum anticipated rates. TUSK owns a 17% interest in the discovery well and interests of 17-35% in a total of 10 sections (square miles) on this prospect. The location, producing formation and operator are not being disclosed to the public at this time.

Outlook

TUSK will continue to emphasize growth through acquisitions and drilling, striving for long-term balance between gas and oil production. During the balance of the year we will focus on additional drilling and development of major properties at Saddle Lake and SE Saskatchewan and on equipping and tie-in of our major gas discovery. We have had a 100% success rate on our shallow gas drilling programs on the Saddle Lake and Whitefish Lake First Nations and have identified more than 20 seismic leads on undrilled lands. Complimenting this inventory of relatively low risk, shallow gas opportunities we have development drilling pending on our recent medium gravity oil success in southeast Saskatchewan and on our heavy oil property at Epping, Saskatchewan. We are aggressively pursuing the farmout of our Strachan deep gas property, targeting an early 2002 spud. The producing Slave Point gas well at Strachan continues to produce at a very steady gross rate of approximately 2.7 MMcfd of raw gas.

On Behalf of the management
and board of TUSK Energy Inc.

(signed)
Norman W. Holton
President & Chief Executive Officer
August 20, 2001

Corporate Information

Board of Directors

William E. Code, Q.C.[1][2]
Calgary, Alberta

Norman W. Holton
Calgary, Alberta

James E. Lawson, C.A.[1][2][3]
Calgary, Alberta

John D. Morgan[1][3]
Montreal, Quebec

[1] Audit Committee
[2] Reserve Evaluation Committee
[3] Compensation Committee

Officers

Ed A. Beaman, P.Eng.
Vice President,
Production & Engineering

Ian T. Brown, P. Geol.
Vice President,
Exploration

Gordon K. Case, C.A.
Vice President and
Chief Financial Officer

Norman W. Holton, P.Geol.
President and
Chief Executive Officer

Wayne B. Jessee, P. Eng.
Vice President,
Corporate Development

Brian W. Mainwaring
Secretary

Transfer Agent & Registrar

The CIBC Mellon Trust Company
600, 333 - 7th Street S.W.
Calgary, Alberta
T2P 2Z1

Bankers

Canadian Western Bank
606 - 4th Street S.W.
Calgary, Alberta
T2P 1T1

Auditors

KPMG LLP
1200, 205 - 5th Avenue S.W.
Calgary, Alberta
T2P 4B9

Legal Counsel

Gowling Lafleur Henderson LLP
1400, 700 - 2nd Street S.W.
Calgary, Alberta
T2P 4V5

Third Party Engineering

Chapman Petroleum
Engineering Ltd.
445, 708 - 11th Avenue S.W.
Calgary, Alberta
T2R 0E4

Subsidiaries

TUSK Oil Corporation
416600 Alberta Inc.

New Quebec Platinum Inc.
Auburn Energy Ltd.

Stock Exchange

The Toronto Stock Exchange
Trading Symbol: "TKE"

TUSK ENERGY INC.

1950, 700 - 4th Avenue S.W.
Calgary, Alberta T2P 3J4
Ph: (403) 264-8875 Fax: (403) 263-4247
website: www.tusk-energy.com
e-mail: tusk@tusk-energy.com

TUSK ENERGY INC.

02 JAN 25 ... 8

December 27, 2000

NEWS RELEASE

TUSK Arranges Property Sale - Sets Budget for 2001

TUSK Energy Inc. (TSE: TKE) has agreed to sell an approximate 6% working interest in the Meekwap D-2A Unit and 50% of the TUSK interest in certain non-Unit lands, wells and pipelines in the Meekwap area. The selling price for the interests is $3,900,000, the effective date will be December 31, 2000 and the closing date will be in late January. The sale will reduce net debt as the end of the current fiscal year to less than $4.5 million. Annualized cash flow for the fourth quarter of 2000 is estimated to be $4.7 million, resulting in a net debt to cash flow ratio as of yearend of less than one.

When put on production during the first quarter of 2001, the new wells drilled during the fourth quarter (news release of December 1, 2000) will more than replace the approximate 150 barrels of oil equivalent per day ("boepd") being sold. Most of the new production is gas, continuing the trend toward balanced production at TUSK. Fourth quarter production for TUSK is approximately 73% oil and 27% gas. By the end of the first quarter of 2001 the proportion will change with approximately 37% of production being gas. Further drilling on the Saddle Lake, Whitefish Lake and Alexis First Nations during the first quarter and through 2001 will increase the emphasis on gas production.

Budgeted expenditures during 2001 are expected to be $11 million or about $0.75 for each of the 14,606,430 TUSK shares currently issued and outstanding. Expenditures will be funded by cash flow and existing bank lines of credit. While the budgeted expenditures do not include any acquisitions, the Company does have the financial flexibility to take advantage of opportunities that compliment its growth by the drill bit.

During the current fiscal year, TUSK participated in the drilling of 21 wells (6.336 net wells) resulting in 9 gas wells (3.320 net), 5 oil wells (1.83 net), 1 service well (0.50 net) and 6 dry holes (0.686 net). On a net well basis, the success rate was 81%. TUSK expects to participate in the drilling of approximately 40 wells during 2001.

Norman W. Holton, President & CEO
TUSK Energy Inc.
1950, 700-4th Avenue S.W.
Calgary, Alberta, T2P 3J4
Bus: (403) 264-8875, Fax: (403) 263-4247
e-mail: tusk@tusk-energy.com
website: www.tusk-energy.com

TUSK ENERGY INC.

January 25, 2001

NEWS RELEASE

TUSK Announces Normal Course Issuer Bid

TUSK Energy Inc. (TKE:TSE) intends to acquire up to 1,257,000 issued common shares in its capital by way of a normal course issuer bid on the facilities of The Toronto Stock Exchange. The proposed acquisition represents approximately 10% of the public float in TUSK common shares. TUSK currently has 14,554,430 common shares issued and outstanding. The bid will commence on January 29, 2001 and will terminate 12 months thereafter on January 28, 2002.

TUSK has purchased 1,257,000 common shares at an average price of $0.69 per common share under a normal course issuer bid which was initiated January 26, 2000 and terminated on January 25, 2001.

The normal course issuer bid has been put in place by the Corporation because the directors believe that the Corporation's common shares are undervalued in the market and are a good investment for the Corporation at current and recent prices. All common shares purchased by TUSK through the normal course issuer bid will be returned to the treasury for cancellation.

Contact: Norman W. Holton, President
TUSK Energy Inc.
1950, 700 – 4th Avenue S.W.
Calgary, Alberta
T2P 3J4
Bus: (403) 264-8875
Fax: (403) 263-4247
e-mail: tusk@tusk-energy.com
website: www.tusk-energy.com

Tusk\newsrelease\01-01-25.doc

January 29, 2001

NEWS RELEASE

TUSK Closes Meekwap Sale

TUSK Energy Inc. (TKE:TSE) has closed the sale of a 6.055649% working interest in the Meekwap D-2A Unit No. 1 and 50% of its interests in certain non-Unit assets. TUSK continues to hold a 10% working interest in the Unit. The selling price was $3.9 million with effective date of December 31, 2000. The sale closed on January 26, 2001. Net debt will be approximately $4.5 million as of yearend – less than annualized exit rate cash flow. TUSK will resign as operator of the Unit effective March 1, 2001.

The proposed sale was first outlined in our news release of December 27, 2000. Capital expenditures for the 2001 fiscal year are budgeted to be approximately $11 million or $0.75 for each of the 14,554,430 common shares effectively issued and outstanding as of the date hereof. TUSK intends to participate in up to 40 wells during the current year.

Tie-in of gas wells drilled at Saddle Lake in November, 2000 will occur during the month of February. Two additional wells are planned on the Saddle Lake First Nation and one on the Whitefish Lake First Nation during the month of February.

Contact: Norman W. Holton, President
TUSK Energy Inc.
1950, 700-4th Avenue S.W.
Calgary, Alberta
T2P 3J4
Bus: (403) 264-8875
Fax: (403) 263-4247
e-mail: tusk@tusk-energy.com
website: www.tusk-energy.com

TUSK ENERGY INC.

March 7, 2001

TKE:TSE

NEWS RELEASE

TUSK Purchases Shares

TUSK Energy Inc. (TKE:TSE) today completed a private transaction to acquire 512,000 TUSK common shares from an arm's length party. Total consideration was $358,400 or $0.70 per common share.

TUSK currently has a normal course issuer bid in place (news release of January 25, 2001) under which it may purchase up to 1,257,000 common shares of TUSK prior to January 29, 2002. Today's transaction, while not a part of the normal course issuer bid, will decrease the total number of common shares which TUSK may purchase under that bid to 745,000 common shares.

Since January 29th TUSK has purchased 63,000 common shares under the terms of the normal course issuer bid. These common shares, together with the 512,000 common shares purchased today (total: 575,000 common shares) will all be returned to treasury for cancellation. As of today, TUSK has 13,979,430 common shares effectively outstanding.

Contact: Norman W. Holton, President
TUSK Energy Inc.
1950, 700-4th Avenue S.W.
Calgary, Alberta
T2P 3J4
Bus: (403) 264-8875
Fax: (403) 263-4247
e-mail: tusk@tusk-energy.com
website: www.tusk-energy.com

TUSK ENERGY INC.

March 29, 2001

TSE-TKE

NEWS RELEASE

TUSK 2000 Financial & Operating Results

TUSK Energy Inc. ("TUSK") (TSE-TKE) announces it audited financial and operating results for the 2000 fiscal year. During the year, TUSK started a growth spurt fueled by an expansion of its drilling efforts, discoveries of new reserves and deals with several First Nations. Revenue increased 34% to $6.8 million, cash flow increased 47% to $3.5 million and cash flow per share increased 25% to $0.25 despite an increase of 19% in the number shares outstanding. Total assets increased 92% to $33 million during the year. Net income was $0.06 per share.

During the 4th quarter revenue was $2.1 million, cash flow was $1.2 million, cash flow per share was $0.08 and net income was $0.02 per share.

TUSK participated in 21 wells during 2000 as compared to 10 in the previous year. Twenty of the wells were drilled during the second half of the year and 14 were drilled in the 4th quarter reflecting an accelerating level of drilling activity. These activities resulted in 6 (1.85 net) oil wells, 7 (2.31 net) gas wells, 1 (0.5 net) service well and 7 (1.69 net) dry holes for a net success rate of more than 70%.

Production averaged 711 boepd (6:1) during the year as compared to 735 boepd in the prior year. Commodity mix was more balanced than the prior year with 39.5% of production being gas as compared to approximately 20% in 1999.

A significant portion of the drilling and most of the discoveries occurred late in the fiscal year. Accordingly, production from new drilling had little impact on Y2K financial and operating results.

Production during the 4th quarter averaged 806 boepd of which 35% was natural gas. Effective December 31, 2000 TUSK sold a portion (approximately 150 boepd) of its Meekwap properties for $3.9 million which reduced year end debt to $4,350,000.

In May 2000 TUSK acquired interests in a joint venture with the Saddle Lake and Whitefish Lake First Nations. The deal included a 40% working interest in 7 producing gas wells and net production of approximately 110 boepd. One additional gas well was drilled and tied-in during July and three more were drilled in November. The November wells will be tied-in during April 2001. TUSK has a 40% interest in all of these wells.

Period	Profit	Profit/Share	Cash Flow	CFPS	Revenue
2000	$908,592	$0.06	$3,544,892	$0.25	$6,805,788
1999	$990,406	$0.08	$2,418,606	$0.20	$5,086,350
Q4	$287,204	$0.02	$1,197,404	$0.08	$2,078,932

Profit in 2000 is net of a future income tax provision of $964,000 due to the change in the policy on accounting for income taxes as required by the rules of the Canadian Institute of Chartered Accountants.

Gross revenue was $34.76 per boe (6:1), royalties were $8.55 and net revenue was $26.21 during the 2000 fiscal year. Cash flow per boe (6:1) was $13.65 after deducting $7.87 in operating costs, $2.65 in G&A and $1.88 in interest expense.

Contact: Norman W. Holton, President
TUSK Energy Inc.
1950, 700-4th Avenue S.W.
Calgary, Alberta
T2P 3J4
Bus: (403) 264-8875
Fax: (403) 263-4247
E-mail: tusk@tusk-energy.com
Website: tusk-energy.com

TUSK ENERGY INC.

April 2, 2001

News Release

TUSK Bids to Take-Over Spirit Energy

TUSK Energy Inc. ("TUSK") (TKE – TSE) announces that its wholly-owned subsidiary Auburn Energy Ltd. has entered into an agreement providing for the acquisition by Auburn of all of the outstanding shares and all of certain outstanding purchase warrants of Spirit Energy Ltd. ("Spirit"), a private Alberta corporation with 64 shareholders (the "Acquisition Agreement"). In accordance with the terms of the Acquisition Agreement, Auburn mailed a take-over bid on March 30, 2000 through which it has offered to acquire all of the outstanding shares and purchase warrants for a consideration of $1.3449 in cash for each share and $0.3449 in cash for each purchase warrant (the "Offer"). The total cost to Auburn will be approximately $2,967,000 net of working capital.

The board of directors of Spirit has unanimously approved the Offer, has determined unanimously that the Offer is fair to the Spirit shareholders and has determined unanimously to recommend that Spirit shareholders accept the Offer.

Spirit's assets are: a 10% interest in 14 producing and shut-in gas wells on the Saddle Lake First Nation; a 10% interest in 2 shut-in gas wells on the Whitefish Lake First Nation; and rights to participate, through Auburn, in joint venture arrangements with the Saddle Lake, Whitefish Lake and Alexis First Nations. Through the acquisition of Spirit, TUSK will increase its participation in the joint venture arrangements in these three areas by 25%.

Auburn/Spirit currently produce gas from 10 wells at Saddle Lake. Four additional gas wells at Saddle Lake, two drilled in November and two in February, will commence production during the second quarter. Spirit's production of approximately 280 Mcfd will increase to approximately 500 Mcfd once these new wells are tied-in. Two gas wells at Whitefish Lake, one re- completed during the latter part of 2000 and another drilled and tested during the first quarter of 2001, will be put on production later in the year.

The first Auburn/Spirit well on the Alexis First Nation is currently drilling.

Auburn has entered into lock-up agreements with Spirit shareholders, including all of the directors, representing approximately 75% of the outstanding shares of Spirit. A break fee of $100,000 is payable to Auburn if certain conditions occur.

Investor Contact: Norm Holton, President
TUSK Energy Inc. (Auburn Energy Ltd.)
1950, 700-4th Avenue S.W.
Calgary, Alberta, T2P 3J4
Bus: (403) 264-8875 Fax: (403) 263-4247
E-mail: tusk@tusk-energy.com
Website: www.tusk-energy.com

TUSK ENERGY INC.

April 23, 2001

News Release

TUSK Energy Inc. Acquires 99% of the Shares of Spirit Energy Ltd.

TUSK Energy Inc. ("TUSK") (TKE – TSE) announces today that, pursuant to the offer (the "Offer") dated March 30, 2001, made by its wholly-owned subsidiary Auburn Energy Ltd. to acquire all of the issued and outstanding common shares ("Common Shares") and Common Share purchase warrants ("Purchase Warrants") of Spirit Energy Ltd. (Spirit"), 2,358,202 Common shares, representing 99.34% of the issued and outstanding Common Shares, and 793,445 Purchase Warrants, representing approximately 99.18% of the issued and outstanding Purchase Warrants have been deposited.

As a result, Auburn has instructed CIBC Mellon Trust Company (the "Depository") to take-up the Common Shares and Purchase Warrants deposited to the Offer and has terminated the Offer. Payout for the deposited shares will occur as soon as possible, but not later than 10 days following the expiry of the Offer. Given that more than 90% of the issued and outstanding Common Shares and Purchase Warrants have been acquired, Auburn will commence compulsory acquisition procedures to acquire the remaining Common Shares and Purchase Warrants.

Investor Contact:

Norm Holton, President & Chief Executive Officer
or
Gordon K. Case, Vice President, Finance
and Chief Financial Officer
TUSK Energy Inc.
Calgary, Alberta, T2P 3J4
Bus: (403) 264-8875
Fax: (403) 263-4247
E-mail: tusk@tusk-energy.com
Website: www.tusk-energy.com

This Press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

TUSK ENERGY INC.

May 30, 2001

News Release

TUSK First Quarter Results – Production & Drilling Update

TUSK Energy Inc. ("TUSK") (TKE – TSE) continued to grow via the drill bit during the first quarter. The Company participated in seven wells, five of which resulted in gas wells with two dry holes. Three of the wells were at Saddle Lake and one was at Whitefish Lake. A fifth well, a new pool gas discovery, is currently being held confidential.

Higher gas prices, which averaged $8.82 per Mcf, compared to $3.82 per Mcf for the period ended March 31, 2000, contributed to substantial growth in cash flow for the first quarter of 2001. Cash flow increased 65% during the first quarter of 2001 compared to the first quarter of 2000. Strong gas prices more than offset weaker oil prices. The average sales price for oil was $25.00 per barrel compared to $33.03 during the corresponding period in 2000. A dramatic increase in the heavy oil differential was the main reason for the decline in the average oil price received by TUSK.

Revenue, after royalties, for the three months ended March 31, 2001 of $2,012,255 was up substantially over the prior year amount of $1,379,417. Operating expenses decreased almost 7% to $7.84 per barrel equivalent during the three months of the reporting period compared to $8.43 for the three months ended March 31, 2000. Net debt as of March 31, 2001 was $8.0 million, approximately 1.6 times annualized first quarter cash flow.

Production for the first quarter averaged 648 boepd compared to 612 boepd during the first quarter of 2000. Natural gas represented 49% of total production as compared to 17% during the first quarter of 2000. Oil production was lower due to declines in production at Meekwap and the sale of approximately 37% of the Company's Meekwap interest. The three-fold increase in gas production over the past year was mostly from Saddle Lake. This property represented 29% of total net production during the quarter as compared to nil in the corresponding period from the prior year. Netback was $26.70 per boe for the three months ended March 31, 2001 compared to $17.98 for the three month ended March 31, 2000.

	Net Income	Per Share	Cash Flow	Per Share	boepd
Q1-2001	**$468,866**	**$0.03**	**$1,229,666**	**$0.09**	**648**
Q1-2000	$221,252	$0.02	$ 745,152	$0.06	612

1950, 700 - 4TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 3J4 BUS: 403•264•8875 FAX: 403•263•4247
WEBSITE www.tusk-energy.com e-mail tusk@tusk-energy.com

TUSK participated in the wells at Saddle Lake and Whitefish Lake pursuant to a joint venture arrangement with a company wholly-owned by those First Nations covering approximately 90 square miles of lands. Construction of a new compressor station with a capacity of 6 MMcfd was completed in mid-April. Two wells completed during the fourth quarter of 2000 and two wells completed during the first quarter of this year were tied in to the compressor and commenced production during the third week of April. Current gross production from these four wells is 4 MMcfd and production from the eight other joint venture wells on the Saddle Lake First Nation is 2.2 MMcfd. Total joint venture production at Saddle Lake is currently more than 6 MMcfd gross (3 MMcfd net). Gross production was 2.6 MMcfd during the first quarter from all of the Saddle Lake joint venture wells. Subsequent to the recently closed acquisition of Spirit Energy Ltd. (news release April 23, 2001) TUSK has a 50% working interest in all of the Saddle Lake wells.

Primarily as a consequence of the new Saddle Lake wells, the Company's net production has increased about 38% from the average levels of the first quarter to a current rate of approximately 900 boepd.

Two additional new gas wells drilled at Saddle Lake during the last six months will be tied in to the compressor prior to the end of June. Additional production will come from the completion and tie-in of wells at Meekwap (oil), Epping (oil) and Deer (gas) drilled during the second quarter, the tie-in of a well at 40 Mile Coulee (gas) drilled during the fourth quarter of 2000 and completion and tie-in of the confidential well drilled during the first quarter. No information is being released at this time with regard to a well drilled and cased by TUSK on the Alexis First Nation during April.

Investor Contact:
Norm Holton, President & CEO
Gordon K. Case, Vice President, Finance & CFO
TUSK Energy Inc.
Calgary, Alberta, T2P 3J4
Bus: (403) 264-8875
Fax: (403) 263-4247
E-mail: tusk@tusk-energy.com
Website: www.tusk-energy.com

TUSK ENERGY INC.

August 8, 2001

News Release

TUSK Announces Gas Discovery

TUSK Energy Inc. ("TUSK") (TKE - TSE) is pleased to announce its participation in a significant gas discovery. TUSK owns a 17% working interest in the discovery well that was cased as a potential gas well earlier this year (news release - May 30, 2001). A five-day production test in early July was followed by a shut-in period to obtain pressure information. Total production during the flow period was limited to 19.9 million cubic feet ("MMcf") of natural gas or approximately 3.6 MMcfd for each of the five days of the test. The low (0.4%) drawdown at these production rates makes the calculation of stabilized sandface absolute open flow ("AOF") very difficult. Accordingly, the calculated AOF of 398 MMcfd may be erroneously high. Surface pressure remained stable during the test period.

The average pressure of the reservoir was found to be 14,362 Kpa (2,082 psi) and the effective permeability to gas of the producing formation was high. The pressure recorders remain in the well. Additional pressure and production information are needed to make an assessment of recoverable reserves.

Preliminary analysis of the produced gas indicates sweet gas with a high content of natural gas liquids ("NGL") estimated to be in the range of 20 to 30 barrels of NGL for each 1 MMcf of natural gas. Additional gas samples, to be analyzed in the next few weeks, may lead to a revision of this estimate.

The location of the well and the productive formation are not being disclosed at this time. Depth of the producing horizon is about 1,700 metres. A second test well (TUSK 17%) is currently drilling on the prospect. TUSK has working interests ranging from 17% to 35% in a total of 10 sections (square miles) of lands in the prospect area. Facility and pipeline alternatives are being considered and construction is expected to commence later this month. Initial gas production is anticipated in early October. Produced volumes are expected to be limited by the size of the production casing and tubing and by pipeline capacity to a maximum of approximately 15 MMcfd (2.5 MMcfd or 425 boepd net) of raw gas. Forecast drawdown is expected to be less than 2% at a 15 MMcfd production rate.

The Company's average net production during the month of July was more than 1,000 boepd – a 54% increase over the 648 boepd reported for the first quarter of 2001. The larger production volumes result from increases in gas production at Saddle Lake, the acquisition of Spirit Energy Ltd. (news release – April 23, 2001) and a number of successful oil wells in Saskatchewan. Financial and operating results for the second quarter of 2001 will be disclosed later this month. TUSK currently has 13,750,930 common shares outstanding.

Investor Contact:
Norm Holton, President & CEO
Gordon K. Case, Vice President, Finance & CFO
TUSK Energy Inc.
Calgary, Alberta, T2P 3J4
Bus: (403) 264-8875
Fax: (403) 263-4247
E-mail: tusk@tusk-energy.com
Website: www.tusk-energy.com

TUSK ENERGY INC.

August 29, 2001

News Release

TUSK Second Quarter Results – Production & Drilling Update

TUSK Energy Inc. ("TUSK") (TKE – TSE) is pleased to report continued growth during the second quarter with the positive results of an active drilling program reflected in increased production rates. Production during the second quarter averaged 838 boepd, 29% higher than the average rates of the first quarter. Most of the production additions were due to the tie-in of new gas wells at Saddle Lake, drilled during the first quarter of 2001 and the fourth quarter of 2000. An acquisition early in the second quarter (news release April 23, 2001) increased the Company's interests in the Saddle Lake area.

Production has continued to increase into the third quarter. Production during July averaged over 1,000 boepd and reached 1,100 boepd in mid-August. The primary factors contributing to increased production are Saddle Lake gas and an oil development program in Saskatchewan. New gas production at Saddle Lake has reached the capacity of the compression facilities that were operational in mid-April. A successful oil development program in southeast Saskatchewan during July saw the drilling of three new oil wells (TUSK 35-50%).

A significant gas discovery made in the first half of the year and tested in July is expected to significantly increase net production when production commences during the fourth quarter (news release August 8, 2001).

During the second quarter the Company participated in five wells: three oil wells (1.10 net), one gas well (0.35 net) and a suspended oil well (0.38 net).

Increased production, coupled with gas prices which averaged $2.95 per Mcf higher than the first six months of 2000, resulted in cash flow of $2,433,980, 72% higher than the $1,412,408 in cash flow received for the six month period ended June 30, 2000. Cash flow for the second quarter was $1,204,314, 80% higher than the cash flow received during the second quarter of the prior year. Production increases from the first to the second quarter were offset by lower average gas prices resulting in second quarter cash flow almost equal to the levels of the first quarter.

Revenue, after royalties, for the six months ended June 30, 2001 was $4,053,076 compared to $2,846,747 in the prior year. Revenue, after royalties, for the three months ended June 30, 2001 was $2,040,821 compared to $1,467,330 in the prior year.

1950, 700 - 4TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 3J4 BUS: 403•264•8875 FAX: 403•263•4247
WEBSITE: www.tusk-energy.com e-mail: tusk@tusk-energy.com

The average sales price of oil for the six months was $24.83 per barrel ($24.59 for three months) compared to $32.83 and $32.49 during the corresponding periods of 2000. Approximately 73% of the Company's oil production is hedged at $29.12 until October 31, 2001. The average sales price for gas for the six months was $7.34 per Mcf ($6.58 for three months) compared to $4.39 and $4.43 during the corresponding periods of the prior year. Effective May 1, 2001 the Company put in place a costless collar on 2,000 gigajoules per day (about 2,100 Mcf per day) with a floor of $5.00 and a ceiling of $10.68. The collar will be in effect until December 31, 2002.

Operating expenses decreased 19% to $6.93 per barrel equivalent during the six months of the reporting period compared to $8.55 for the six months ended June 30, 2000.

Production for the second quarter averaged 838 boepd compared to 648 boepd during the first quarter of 2001. Natural gas represented 64% of total production as compared to 49% during the first quarter and 22% during the second quarter of 2000. The expanded gas production reflects the Company's success in achieving balance in commodity production.

	Net Income	Per Share	Cash Flow	Per Share	boepd
Q2-2001	**$446,214**	**$0.04**	**$1,204,314**	**$0.08**	**838**
Q1-2001	$468,866	$0.03	$1,229,666	$0.09	648
H1-2001	**$933,080**	**$0.07**	**$2,433,980**	**$0.17**	**719**
H2-2000	$376,708	$0.03	$1,412,408	$0.10	622

TUSK will continue to emphasize growth through drilling and acquisitions, striving for long term balance between oil and gas production. During the remainder of the current fiscal year the focus will be on additional shallow gas developments with our First Nations partners at Saddle Lake and Whitefish Lake, on continued development of our southeast Saskatchewan oil property and on the equipping and tie-in of our major gas discovery.

Investor Contact:
Norm Holton, President & CEO
Gordon K. Case, Vice President, Finance & CFO
TUSK Energy Inc.
Calgary, Alberta, T2P 3J4
Bus: (403) 264-8875
Fax: (403) 263-4247
E-mail: tusk@tusk-energy.com
Website: www.tusk-energy.com

TUSK ENERGY INC.

October 1, 2001

News Release

Production and Drilling Update

TUSK Energy Inc. ("TUSK") (TKE - TSE) had a 96% net success rate during the third quarter drilling program. The Company participated for an average 36% working interest in 11 wells resulting in 6 oil wells, 4 gas wells and one dry hole.

Four of the new oil wells were drilled on a rapidly developing oil property in southeastern Saskatchewan. TUSK has a 47% average working interest in these wells. Net production to TUSK from this property has risen from approximately 15 barrels of oil per day ("bopd") in May to more than 200 bopd. Four additional wells are planned prior to the end of the year. A horizontal program is under consideration and the first horizontal well may be drilled in the latter part of the fourth quarter.

Two gas wells were drilled on the Saddle Lake First Nation and one on the Whitefish First Nation continuing the 100% success rate on these properties. The first Saddle Lake well was cased without testing. The second Saddle Lake well was tested at 2.1 million cubic feet per day ("MMcfd") before being cased. The Whitefish Lake well flowed gas during drilling at approximately 2 MMcfd. TUSK has a 50% working interest in these wells.

Production for the third quarter will average approximately 1,060 barrels of oil equivalent per day ("boepd"), an increase of more than 60% over the 648 boepd produced during the first quarter and 26% over the 838 boepd produced during the second quarter. Production exceeded 1,120 boepd during the last week of September. Production for the fourth quarter is expected to be approximately 1,400 boepd, more than 30% higher than third quarter average production.

The major gas discovery drilled by TUSK (17%) and partners during the first part of the year was tested in July (news release of August 8, 2001). A pipeline was constructed during the third quarter and installation of the additional equipment necessary to facilitate production is underway. Production is scheduled to begin during the latter part of October with gross rates exceeding 10 MMcfd of natural gas and 250 barrels per day of natural gas liquids ("NGL") (more than 300 boepd net to TUSK).

1950, 700 - 4TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 3J4 BUS: 403•264•8875 FAX: 403•263•4247
WEBSITE: www.tusk-energy.com e-mail: tusk@tusk-energy.com

Approximately 50% of TUSK's gas production is covered by a costless collar which limits the selling price to a low of $5.00 per Mcf and a high of $10.60 per Mcf. The hedge on approximately 50% of the Company's oil production (225 bopd at $29.12 Cdn.) will end on November 1, 2001.

TUSK will continue to emphasize growth through both drilling and acquisitions with drilling upside, striving for balance between oil and gas production. Current production is approximately 60% natural gas. During the remainder of the fiscal year the focus will be on additional shallow gas developments at Saddle Lake and Whitefish Lake, continued development of our southeast Saskatchewan oil property and the tie-in of our major gas discovery in northwestern Alberta.

Investor Contact:
Norm Holton, President & CEO
Gordon K. Case, Vice President, Finance & CFO
TUSK Energy Inc.
Calgary, Alberta, T2P 3J4
Bus: (403) 264-8875
Fax: (403) 263-4247
E-mail: tusk@tusk-energy.com
Website: www.tusk-energy.com

TUSK ENERGY INC.

October 9, 2001

News Release

TUSK to Issue Flow-Through Shares

TUSK Energy Inc. ("TUSK") (TKE – TSE) announces that the board of directors has approved the issue of up to 3,400,000 flow-through common shares at an issue price of $1.00 per share. Subscriptions for approximately 50% of the issue have been received and the issue is expected to close approximately October 16, 2001.

Investor Contact:
Norm Holton, President & CEO
Gordon K. Case, Vice President, Finance & CFO
TUSK Energy Inc.
Calgary, Alberta, T2P 3J4
Bus: (403) 264-8875
Fax: (403) 263-4247
E-mail: tusk@tusk-energy.com
Website: www.tusk-energy.com